2017 Management Information Circular

Notice of 2017 Annual General Meeting of Shareholders to be held May 3, 2017

March 9, 2017

ON THE COVER

Leach pad construction at the Shahuindo mine where Tahoe is targeting full production to 36,000 tonnes per day by the second half of 2018. See our Management’s Discussion and Analysis dated March 9, 2017 for more information on plans for the Shahuindo mine.

DELIVERING ON COMMITMENTS

In 2016, Tahoe achieved all of its key guidance, including targets for silver and gold production, total cash costs and all-in sustaining costs, capital expenditures, exploration expenditures and corporate general and administrative expenses. The Company’s 2016 guidance and related performance is summarized in the table below.

	2016 Guidance	2016 Performance
2016 silver production (moz.)	18 – 21	21.2
2016 gold production (koz.)	370 – 430	385.1
Total cash cost per silver oz. produced	$ 5.50 – 6.50	$ 5.84
AISC per silver oz. produced	$ 8.00 – 9.00	$ 8.06
Total cash cost per gold oz.	$ 675 – 725	$ 620
AISC per gold oz. produced	$ 950 – 1,000	$ 943
Sustaining capital (incl. capitalized drilling) (in millions)	$ 115 – 135	$ 118
Project capital (in millions)	$ 80 – 105	$ 93
Exploration expense (in millions)	$ 15 – 20	$ 14.4
Corporate G&A (in millions)	$ 45 – 50	$ 47.5

2016 RECOGNITION

>	Nominated for BEST PRACTICE FOR PAY FOR PERFORMANCE at the fourth annual Excellence in Governance Awards, sponsored by the Governance Professionals of Canada.

>

Minera San Rafael received Honorary Mention at INTECAP’S PRODUCTIVITY AND COMPETITIVENESS AWARDS, recognizing excellence in business that supports the economy and development of Guatemala and the communities surrounding its operations.

>

Tahoe Canada (Lake Shore Gold Corp.) received the WORKPLACE SAFETY NORTH WORKPLACE EXCELLENCE AWARD in recognition of its strong safety performance over multiple years and ongoing commitment to continuous improvement in occupational, health and safety.

>

Tahoe was the only extractive company invited by Business for Social Responsibility to participate in its INVESTING IN WOMEN INITIATIVE, which involved leading public companies with a demonstrated commitment to sustainability and to advancing and maximizing women-focused community and social responsibility programs.

2017 Notice of Meeting and Management Information Circular

Tahoe Resources Inc.

SHAREHOLDER ENGAGEMENT

How do we connect with Shareholders?

Investor Conferences
CSR Newsletters
Nosotros CSR Blog
Gold Report
1-on-1 Meetings
TAHOE RESOURCES
SHAREHOLDER ENGAGEMENT
In-Person & Telephone
LinkedIn
Earnings Calls
Tahoe Website
Corporate Presentations
News Releases
Facebook
SHAREHOLDER TYPE
INSTITUTIONAL
INDIVIDUAL

Tahoe Website

Tahoe provides up-to-date Company information at its corporate website including M&A details, financials and news releases, among others. The website is available in English and Spanish located at www.tahoeresources.com/.

CSR Newsletter

Tahoe produces quarterly newsletters to highlight its responsible business operations and social investments in the communities where it operates. The newsletter is available in print and at Tahoe's website at www.tahoeresources.com/social-responsibility/communications/.

CSR Blog

Tahoe shares bi-monthly articles about the positive impacts in its Peruvian and Guatemalan communities at its Nosotros blog. The blog is available at www.tahoecsr.com/.

Facebook

Tahoe provides regular business and CSR updates at its Facebook page. The page is available at www.facebook.com/Tahoe-Resources-Inc-1546055388947778/.

Corporate Presentation

Tahoe provides the latest operations statistics and business information in its corporate presentation. The presentation is available at Tahoe's website at www.tahoeresources.com/investor-relations/.

Linked in

LinkedIn

Tahoe shares upcoming events and business-related and CSR news at its LinkedIn page. The page is available at www.linkedin.com/company/1828777?trk=hp-feed-company-name.

1-on-1 Meetings

Tahoe engages with Shareholders and analysts by regular meetings and conferences to discuss performance, provide production guidance, answer questions and address concerns.

Gold Report

Streetwise Reports' Gold Report provides investors with analyst insights on precious, base and critical metals companies. Analyst coverage of Tahoe is available at the Gold Report website at www.streetwisereports.com/pub/co/taho-nyse.

2017 Notice of Meeting and Management Information Circular	i

A SNAPSHOT OF 2016

A YEAR OF RECORD PERFORMANCES

- Silver production: 21.3 million ounces
- Gold production: 385,100 ounces
- Revenue: $784.5 million
- Net cash flow by operating activities: $253.9 million or $0.88/share

Acquired Lake Shore Gold

Added low-cost gold production with growth in Canada.

Achieved Commercial Production

to 10,000 tonnes per day at Shahuindo Mine in Peru.

Over 2,800

employees worldwide earned **over $95 million** in wages and benefits.

$69.4 million

returned to Shareholders through one of the industry's most attractive dividend.

$81.3 million

paid in taxes and governmental royalties across all jurisdictions.

24% growth

in cash flow from operating activities before changes in working capital per share.

$163.4 million

of cash and cash equivalents at December 31, 2016.

ii	Tahoe Resources Inc.

LETTER TO SHAREHOLDERS

March 9, 2017

Dear Shareholder,

On behalf of Tahoe Resources Inc.’s Board of Directors, management and employees, we invite you to attend our 2017 Annual General Meeting of Shareholders, to be held at the Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on May 3, 2017 at 9:00 a.m. (Pacific Daylight Time).

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting of Shareholders of Tahoe Resources Inc. and accompanying 2017 Management Information Circular (“Information Circular”). The contents and the sending of this Information Circular have been approved by the Board of Directors.

Your participation at this meeting is very important to us. We encourage you to vote, which is easily done by following the instructions enclosed with this Information Circular. Following the formal portion of the meeting, management will review the Company’s operational and financial performance during 2016 and provide an overview of our priorities in 2017 and beyond. You will also have an opportunity to ask questions and to meet our Directors and Executive Team.

Many of our public documents, including our audited annual consolidated financial statements, are available in the Investor Relations section on our website located at www.tahoeresources.com/investors. We encourage you to visit the same Investor Relations section for information about our Company, including news releases and investor presentations. To ensure you receive all the latest news on the Company, subscribe to our news feed via the contact tab in the same Investor Relations section of the Company’s website. Additional information relating to the Company is available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

In 2016 we completed the third year of commercial production at our flagship Escobal mine in Guatemala, achieving another annual production record of 21.3 million silver ounces and generating record operating cash flow. We also concluded the merger with Lake Shore Gold in April 2016, and we announced significant investment into our Canadian mines with a new shaft project at Bell Creek and renewed investment into Timmins exploration, resulting in discoveries we expect to lead to expanded mineral reserves and resources. Meanwhile, in Peru, we commissioned the Shahuindo mine and commenced a program to optimize plans for an expansion from 10,000 tonnes per day to 36,000 tonnes per day in the second half of 2018. We also advanced work on the La Arena Sulfide project in an effort to achieve sustainability in our Peru business model. We maintained our strong balance sheet and continued our practice of returning a large portion of our operating profits from the Escobal mine by way of a sector-leading dividend. It was another fine year for Tahoe Resources.

Business is about creating value, as measured by Shareholder returns, long-term share price appreciation and sustainable business plans. From our work to enhance production, extend mine life, and develop new resources, to our efforts to ensure positive economic, environmental and social impacts in the areas in which we operate, we believe that success lies in striking the proper balance among our three primary priorities—Shareholders, employees and communities. Tahoe’s Board oversees these efforts by creating and leading strategies that contribute to our success. The Board’s Health Safety Environment and Community (HSEC) Committee oversees all facets of our corporate sustainability and safety performance. This year we are happy to report 100% Committee and Board attendance at the HSEC Committee meetings, demonstrating the Board’s unwavering commitment to health, safety, environmental and community matters. Underlying each of the HSEC committee meetings are a multitude of corporate social responsibility efforts buttressed by a quarterly CSR steering committee meeting attended by ourselves—the Executive Chair and the Chief Executive Officer—and most of the Company’s senior executives.

Sustainability also goes to the heart of our business model. Each of our regularly-scheduled Board meetings in 2016 was dominated by discussions about strategy and how to best position the Company for enduring success. Our sector is generally characterized by short mine lives, depleting reserves, increasing costs (over the long term) and challenging jurisdictions. We endeavor to position the Company with a strong balance sheet and a long-term, high-margin operation.

2017 Notice of Meeting and Management Information Circular	iii

To this end, we recognize that we are in a cyclical business, and that the best time to invest is during down periods in the commodity cycle. This is why we pursued the acquisition of two companies in 2015 and 2016. The hard decisions are truly more difficult at the bottom of the cycle, and we believe that our share price does not currently reflect what we see as very positive and exciting potential for the Company’s future. The key here is long-term Shareholder value, and we therefore take this opportunity to remind Shareholders that since our IPO in 2010, Tahoe’s share price has outperformed all but one of our 10 Peer companies. We remain convinced that our two recent mergers will create lasting value, as we have established multiple-mine diversity in three operating centres, and have acquired projects that we believe will develop sustainable businesses in each of Guatemala, Peru and Canada.

At Tahoe we take succession planning seriously and realize that a viable Board-driven succession plan is central to our long-term health. This includes succession planning for the Board. Diverse boards make better decisions, so every board should have members with complementary and diverse skills, backgrounds and experiences. In January we welcomed Charles Jeannes to our Board. Mr. Jeannes has worked for over 30 years in the mining industry and has strong legal and senior mining executive experience. At the same time we say farewell to Director Klaus Zeitler. We thank Mr. Zeitler for his keen insights and are grateful for his many years of service at Tahoe and Rio Alto.

Our business success depends on the quality and skills of our people. This includes diversity of gender, ethnicity and geographic origin, in addition to relevant and diverse professional experiences, skills and knowledge. Through the Corporate Governance and Nominating Committee, the Company therefore adopted a Diversity Policy in furtherance of Tahoe’s long-time commitment to encouraging a diverse workforce and in recognition of the importance of diversity in Tahoe’s succession plan. As you will see in the following pages, two of our five most Executive Officers are women, and we have a woman and a Latino serving on our Board.

That sums up where we have come from, and sets the stage to comment on how our business strategy has transitioned over the last nine months. As stated, the last two years were about investment in the sector through mergers and acquisitions at the low end of the cycle. We were busy “buying” at the low end of the cycle and are now working to grow existing assets and explore opportunities in a rising market. While we never cease to search for “tip-of-the-iceberg” assets, we shifted gears in 2016, and moved to a focus on increasing our Net Asset Value per share. We are now investing in exploration and developing our very full project pipeline. This is a very intensive R&D effort, and we believe that rising metals prices will reward these efforts as the cycle matures. We appreciate our Shareholders’ patience with our strategy, and we wish to thank the entire Board of Directors for their many industry insights and for keeping a firm hand on the tiller.

One last point: your experienced senior management team and proven Board of Directors hold a significant number of Tahoe shares and are aligned with you. We are excited about our future and the potential of the precious metals market over the coming months. Our low cost structure protects us from downturns. We remain nimble, with a strong, unleveraged balance sheet and a number of levers to pull if the market turns downward. However, we believe the trend is upward for the present, and our investment timing is designed to build tremendous long-term Shareholder value.

Thus we continue our mission as a significant leader in the precious metals space. We look forward to seeing you at the meeting.

Yours sincerely,

/s/ C. Kevin McArthur	/s/ Ronald W. Clayton
Executive Chair	President and Chief Executive Officer

iv	Tahoe Resources Inc.

2017 MANAGEMENT INFORMATION CIRCULAR

You have received this Information Circular because you owned Tahoe Resources Inc. common shares (“Common Shares”) on March 20, 2017. Management is soliciting your proxy for our Meeting to be held on May 3, 2017 at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

As a Shareholder, you have the right to attend the Meeting on May 3, 2017 and to vote your shares in person or by proxy.

If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to Tahoe, including the audited annual consolidated financial statements of Tahoe for the financial year ended December 31, 2016, together with the report of the auditors thereon and management’s discussion and analysis of Tahoe’s financial condition and results of operations for the financial year ended December 31, 2016, which provide financial information concerning Tahoe, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Vice President of Corporate Affairs, General Counsel and Corporate Secretary, upon payment of a reasonable charge where applicable.

The Board of Directors (the “Board”) has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our Directors and to our external auditors.

Unless otherwise noted, information is as of March 9, 2017.

Your vote is important!

Our 2017 Annual General Meeting of Shareholders will be held at 9:00 a.m. (Pacific Daylight Time) on Wednesday, May 3, 2017 at the Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada.

Whether or not you plan to attend the meeting, we encourage you to vote. Your participation as a Shareholder is very important to us.

2017 Notice of Meeting and Management Information Circular	1

MEETING SUMMARY

There are three matters of formal business anticipated to be put to Shareholders for voting at the Meeting.

1.	ELECTION OF DIRECTORS

We recommend that you elect the following nominees as Directors of the Company:

Further information can be found under the heading “Election of Directors” commencing on page 8 of this Information Circular.

2.	APPOINTMENT OF AUDITORS

We recommend that Shareholders appoint Deloitte LLP as the auditors of the Company. Deloitte LLP was first appointed as Tahoe’s auditors on August 27, 2012.

3.	ADVISORY VOTE ON EXECUTIVE COMPENSATION

We recommend that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, you accept the Company’s approach to executive compensation.

Further information can be found under the heading “Advisory Vote on Executive Compensation” commencing on page 9 of this Information Circular.

2	Tahoe Resources Inc.

REPORT OF 2016 ANNUAL GENERAL MEETING VOTING RESULTS

The following matters were voted on at our 2016 Annual General Meeting of Shareholders held on May 4, 2016 in Toronto, Canada. Each matter voted on is described in greater detail in Tahoe’s 2016 Management Information Circular.

1.	Election of Directors

By Resolution passed by ballot vote, the following nine nominees proposed by management were elected Directors of the Company to hold office until the close of the next annual meeting or until their successors are elected or appointed:

	Votes For		Votes Withheld
Director Name	Number	Percent	Number	Percent
Tanya M. Jakusconek	164,980,485	99.09	1,511,403	0.91
Drago G. Kisic	166,420,901	99.96	70,987	0.04
C. Kevin McArthur	165,258,440	99.26	1,233,448	0.74
Alan C. Moon	166,085,567	99.76	406,321	0.24
A. Dan Rovig	166,367,593	99.93	124,295	0.07
Paul B. Sweeney	165,735,402	99.55	756,486	0.45
James S. Voorhees	166,411,550	99.95	80,338	0.05
Kenneth F. Williamson	166,155,386	99.80	336,502	0.20
Klaus M. Zeitler	143,698,313	86.31	22,793,575	13.69

2.	Appointment of Auditors

By Resolution passed by ballot vote, Deloitte LLP was elected to serve as auditors for Tahoe until the close of the next annual meeting or until their successors are elected or appointed.

3.	Advisory Vote on Executive Compensation

An advisory vote on Say on Pay, to accept the Company’s approach to executive compensation, was approved by Shareholders.

2017 Notice of Meeting and Management Information Circular	3

VOTING INFORMATION

Tahoe’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.

This Information Circular is dated March 9, 2017 and is furnished in connection with the solicitation of proxies, by or on behalf of management, to be used at the Meeting on May 3, 2017 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The record date to determine which Shareholders are entitled to receive notice of and vote at the Meeting is March 20, 2017.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but Tahoe’s Directors, Officers and regular employees may also solicit proxies personally or by telephone. Tahoe will bear all costs of the solicitation. Tahoe has arranged for Intermediaries holding shares on behalf of Beneficial Shareholders of record to forward the Meeting materials to the Beneficial Shareholders. Tahoe may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

This Information Circular is prepared under the notice and access rules pursuant to applicable Canadian securities laws. Accordingly, this Information Circular is being posted on the internet instead of being sent to either Registered or Beneficial Shareholders. The Information Circular and related materials are available under Tahoe’s profile at www.sedar.com and on Tahoe’s website at www.tahoeresources.com/investors. Shareholders may obtain a physical copy of the Information Circular by:

1)	faxing a request to Computershare at +1-866-249-7775;

2)	calling the Company’s transfer agent, Computershare Investor Services Inc., toll free at +1-866-962-0498 within North America or +1-514-982-8716 outside of North America; or

3)
mailing a request to VP Investor Relations, Tahoe Resources Inc., c/o Proxy Dept., Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1. A request for a physical copy of the Information Circular should be sent sufficiently in advance so that it is received by Tahoe or Computershare by April 21, 2017, in order to allow sufficient time for the Shareholder to receive the physical copy of the Information Circular and return the proxy by its due date.

Shareholders are reminded to review these online materials in connection with the Meeting and before voting.

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying proxy are Directors or Officers of Tahoe. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by striking out the name of the persons named in the proxy and inserting the name desired of that other individual or company in the blank space provided in the proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

VOTING BY PROXYHOLDERS

If a Shareholder specifies a choice for a matter in the proxy, and if the proxy is duly completed and delivered and has not been revoked, the individuals named in the proxy will vote the Common Shares of Tahoe (“Common Shares”) represented thereby in accordance with the choice specified by the Shareholder on any ballot that may be called for. The proxy confers discretionary authority on the individuals named therein with respect to:

>	each matter or group of matters identified therein for which a choice is not specified;

>	any amendment to or variation of any matter identified therein; and

>	any other matter that properly comes before the Meeting.

4	Tahoe Resources Inc.

In respect of a matter for which a choice is not specified in the proxy, the individuals named in the proxy will vote Common Shares represented by the proxy for the approval of such matter. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the Beneficial Shareholder may not vote the shares in its discretion on behalf of such Beneficial Shareholder on “non-routine” proposals. Thus, while such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals, they will not be considered votes “cast” for purposes of voting on the election of Directors. “Routine” proposals typically include the ratification of the appointment of the Company’s auditors. The election of Directors, on the other hand, is considered a “non-routine” proposal.

REGISTERED SHAREHOLDERS

If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you wish to submit a proxy, you must

1)
complete, date and sign the proxy, and then return it to Tahoe’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax at +1-866-249-7775 (toll free in North America) or +1-416-263-9524, or by mail (via postage paid return envelope) to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9,

2)
use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number, or

3)
use the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Shareholder’s account number and the proxy access number, before 9:00 a.m. (Pacific Daylight Time) on Monday, May 1, 2017, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. The Chair of the Meeting may waive the proxy cut-off without notice.

BENEFICIAL SHAREHOLDERS

The following information is of significant importance to Beneficial Shareholders who do not hold Common Shares, in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of Tahoe. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States (“U.S.”), the vast majority of such Common Shares are registered under the name of Cede & Co., as nominee for the Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners).

Tahoe is taking advantage of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs should receive a scannable Voting Instruction Form (“VIF”) from Computershare. NOBOs should complete and return their VIFs to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives.

The Information Circular is being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and Tahoe or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares on your behalf.

2017 Notice of Meeting and Management Information Circular	5

By choosing to send these materials to you directly, Tahoe (and not your Intermediary) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your proxy as specified in the request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Common Shares are voted at the Meeting. Management of the Company does not intend to pay for Intermediaries to forward Meeting materials to OBOs, and as a result an OBO will not receive the Meeting materials unless the OBO’s Intermediary assumes the cost of delivery.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by Tahoe. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”) in the U.S. and in Canada. Broadridge mails a VIF to you in lieu of the proxy provided by Tahoe. The VIF will name the same individuals as Tahoe’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of Tahoe) other than the individuals designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge in accordance with its instructions well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and to vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being affected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Tahoe or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under U.S. federal securities laws.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Tahoe is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its Directors and its Executive Officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the U.S. Shareholders may not be able to sue a foreign company or its Officers or Directors in a foreign court for violations of U.S. federal securities laws. It may be difficult to compel a foreign company and its Directors and Officers to subject themselves to a judgment by a U.S. court.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) by personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an Officer or attorney duly authorized, and delivered to Computershare, by fax at +1-866-249-7775 (toll free in North America) or +1-416-263-9524, or by mail (via postage paid return envelope) to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, or to the address of the registered office of Tahoe at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7.

A later dated proxy must be received before 9:00 a.m. (Pacific Daylight Time) on Monday, May 1, 2017, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

6	Tahoe Resources Inc.

A notice of revocation must be received before 9:00 a.m. (Pacific Daylight Time) on Tuesday, May 2, 2017, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is March 20, 2017. Only persons who were Shareholders as of the close of business on March 20, 2017 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting is at least one person being present in person or being represented by proxy, holding not less than 5% of the issued Common Shares entitled to be voted at the Meeting.

At the close of business on March 9, 2017, 311,736,296 Common Shares were issued and outstanding. Each Registered Shareholder is entitled to one vote per Common Share held on all matters to come before the Meeting. Common Shares are the only securities of Tahoe which will have voting rights at the Meeting.

Principal Holders of Common Shares

To the knowledge of the Directors and Officers of the Company, no person or company beneficially owns, controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of Tahoe as at March 9, 2017, except as shown in the table below.

Name	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Common Shares
Fidelity Investments (FMR, LLC) (for and on behalf of its direct and indirect subsidiaries	32,126,807	10.31%

2017 Notice of Meeting and Management Information Circular	7

BUSINESS OF THE MEETING

Our Meeting gives you the opportunity to vote on items of Tahoe Resources Inc. business, receive an update on the Company, meet face to face with management and interact with our Board.

FINANCIAL STATEMENTS

The audited annual consolidated financial statements for the year ended December 31, 2016 (the “consolidated financial statements”) and the report of the auditors thereon are available on our website under the Investor Relations section at www.tahoeresources.com/investors. They are included in our 2016 annual financial review, which was mailed to you if you requested a copy.

ELECTION OF DIRECTORS

You will elect ten (10) Directors to the Board. The term of office of each Director is from the date of the meeting at which he or she is elected or appointed until the next Annual General Meeting of Shareholders or until a successor is elected or appointed. The section entitled “Director Nominees” commencing on page 10 provides information about the nominated Directors, their background and experience, and any board committees on which they currently sit. All of the Directors are elected for a term of one year.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names appear in the section entitled “Director Nominees” commencing on page 10. Management does not expect that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the Common Shares are to be withheld from voting in the election of Directors.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed Director of the Company is, or within ten years prior to the date hereof has been, a Director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant Company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed Director was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant Company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer.

No proposed Director of the Company is, or within ten years prior to the date hereof has been, a Director or executive Officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed Director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed Director.

Majority Vote Policy

The Board has adopted a majority voting policy relating to the election of Directors. Pursuant to this policy, any nominee Director who in an uncontested election of Directors has more than 50% of the votes withheld from his or her election will promptly submit his or her resignation to the Board for consideration following the meeting. Such proposed resignations will be considered by Directors other than the individual who submitted a resignation. The Directors may choose to accept or reject the resignation, and the Board will accept the resignation absent exceptional circumstances. Resignations will become effective once accepted by the Board. The Company will issue a press release within 90 days following the date of the meeting disclosing if the Board accepted or rejected the resignation, and if the proposed resignation was rejected, the reasons therefor. A copy of the press release will be provided to the TSX.

8	Tahoe Resources Inc.

APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800, Vancouver, BC V7X 1P4, Canada will be nominated at the Meeting for appointment as external auditor of Tahoe. Deloitte LLP has been the external auditor of Tahoe since August 27, 2012.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the 2016 Annual General Meeting of Shareholders the Board requested the input of the Shareholders by holding an advisory vote on the approach to executive compensation. At such meeting the Shareholders voted, on an advisory basis, to accept the Company’s approach to executive compensation. The Board believes that an annual "Say on Pay" Shareholder advisory vote on its approach to compensation is an important part of an ongoing integrated engagement process between Shareholders and the Board. The Board believes the Company's approach to compensation reinforces the links between compensation and its strategic objectives and risk management processes using financial and non-financial measures of the achievement of the Company's goals over a number of years.

The Canadian Coalition for Good Governance (“CCGG”) recommends that boards voluntarily add to each annual meeting agenda a Shareholder advisory vote on the Board's and Company's reports on executive compensation contained in its annual proxy circular. The Board confirms that its current practices achieve substantially the same results as the CCGG’s Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

The Board recommends that Shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the form of proxy or request for voting instructions intend to vote FOR the following resolution:

RESOLVED on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2017 Annual General Meeting of Shareholders of the Company to be held on May 3, 2017.

OTHER BUSINESS

If other items of business are properly brought before the Meeting or after the Meeting is adjourned, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We did not receive any Shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the Meeting.

2017 Notice of Meeting and Management Information Circular	9

DIRECTOR NOMINEES

The size of the Board is fixed at ten. The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless the Director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each Director elected will hold office until immediately before the election of new Directors at the next Annual General Meeting of Shareholders of the Company or, if no Director is then elected, until a successor is elected or appointed. Directors will be elected on an individual basis.

As of March 9, 2017, the Directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of Common Shares, representing 1.5% of the issued and outstanding Common Shares.

HIGHLIGHTS OF THE BOARD OF DIRECTORS

~~•~~	100% of the regularly scheduled Board Meetings include an in-camera session during which only independent Directors are permitted to attend.

~~•~~	Our Directors have had a 100% attendance rate at all regularly scheduled Board and Committee meetings and we expect a 100% attendance rate in 2017.

~~•~~	A majority of our Directors have expertise in finance, accounting and/or auditing, mining, mining processing, geology and mineral sciences.

~~•~~	We have a formalized director education program in place.

~~•~~	Our Directors attended a tour of the Lake Shore Gold assets in 2016.

~~•~~

Health, Safety, Environment and Community Committee directed implementation of International Standards Alignment at Rio Alto and Lake Shore Gold and oversaw publication of Tahoe’s first Sustainability Report

~~•~~	Our Board utilizes a secure Board portal and electronic documents for meetings to allow for a paperless process which is environmentally friendly.

The following section sets out the names of management’s nominees for election as Directors, all major offices and positions with the Company each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of Common Shares beneficially owned, controlled or directed by each, directly or indirectly, as at March 9, 2017. The number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by the Director nominees is based, in part, on information furnished by the nominees themselves and information gathered by the Company, and the insider reports available at www.sedi.ca.

Under “Share Ownership at March 9 2017,” the section discloses information relevant to the Company’s share ownership requirement for Directors. As described under “Corporate Governance – Share Ownership by Directors,” Directors are required to own shares having a total acquisition cost or value not less than three times the annual Director retainer (for greater clarity, this amount excludes committee chair fees and annual share allotment). Directors are provided a period of two years following initial election to achieve this requirement. Unless otherwise noted, the “Value” provided is the value of stocks plus stock equivalents based on the closing stock price of CAD $10.75 on March 9, 2017.

10	Tahoe Resources Inc.

RONALD W. CLAYTON

Reno, Nevada, USA

Age: 58

Director since August 16, 2016

Non-Independent

Principal Occupation: President and Chief Executive Officer at Tahoe Resources Inc.

Background and Experience

Mr. Clayton was appointed President and Chief Executive Officer on August 16, 2016 at which point he became a member of the Board of Directors. Mr. Clayton began work with the Company on March 30, 2010 as the Company's first Chief Operating Officer and was appointed President on March 12, 2014.

Mr. Clayton is a seasoned mining executive with over 35 years of mine operating experience. As a member of Tahoe's founding executive team, Mr. Clayton led the construction of the Escobal mine. Prior to joining Tahoe, he was Senior Vice President, Operations, and the General Manager of several underground mines for Hecla Mining Company. He also held the position of Vice President, Operations with Stillwater Mining Company and a number of engineering and operations management positions with Climax Molybdenum Company and Homestake Mining Company. Mr. Clayton earned his Bachelor of Science Degree in Mining Engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

Areas of Expertise

- Accounting
- Business Head/Administration
- Environmental/Sustainability/CSR
- Financial Expertise/Literacy/Capital Allocation
- Human Resources
- International Business
- Mining, Metals and Minerals
- Operations and Exploration
- Risk and Compliance
- Strategy Leadership

Professional Organization Memberships

- Society of Mining, Metallurgical and Exploration Engineers

Public Board Membership (Last Five Years)	Current	Past
None		

Public Board Interlocks

None

Board and Committee Membership	2016 Attendance[1]	
Member of the Board of Directors	1 of 1	100%

Voting Results	For	Withheld
2016	N/A	

Share Ownership at March 9, 2017	
Common Shares	322,850
Value	$3,470,638
Target Requirement[2]	$325,000
Meets Requirement	Yes

(1) Mr. Clayton was appointed President and CEO effective August 16, 2017. He attended all 2016 Board meetings, but only one as a Director.

(2) Target requirement is equal to one-half of Mr. Clayton's base salary.

TANYA M. JAKUSCONEK

Toronto, Ontario, Canada

Age: 49

Director since May 2, 2011

Independent

Principal Occupation: Director, Gold and Precious Minerals, Scotiabank

Background and Experience

Ms. Jakusconek is a Senior Research Analyst. She has covered large/mid-tier precious mineral producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. In 2016, she completed the Directors Education Program through the Institute of Corporate Directors. She earned a B.Sc. (Honours) in Geology and a M.Sc. Applied (MINEX Program), both from McGill University in Montreal.

Areas of Expertise

- Financial Expertise/Literacy/Capital Allocation
- Mining, Metals and Minerals

Professional Organization Memberships

- Institute of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past
None		

Public Board Interlocks

None

Board and Committee Membership	2016 Attendance	
Member of the Board of Directors	7 of 7	100%
Member of the Compensation Committee	5 of 5	100%
Member of the Health, Safety, Environment and Community Committee	5 of 5	100%

Voting Results	For	Withheld
2015	99.40%	0.60%
2016	99.09%	0.91%

Share Ownership at March 9, 2017	
Common Shares	45,000
Value	$483,750
Target Requirement	$270,000
Meets Requirement	Yes

2017 Notice of Meeting and Management Information Circular	11

CHARLES A. JEANNES

Reno, Nevada
USA

Age: 58

Director since
January 1, 2017

Independent

Principal Occupation: Corporate Director

Background and Experience

Mr. Jeannes was appointed to the Board of Directors effective January 1, 2017. He is also currently a Director of Silver Wheaton Corporation and serves as a University of Nevada, Reno ("UNR") Foundation Trustee (a non-profit Board). At Goldcorp Inc. ("Goldcorp"), he served as President and Chief Executive Officer from 2009 until April, 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. ("Glamis") by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc. ("Placer Dome"), most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

Areas of Expertise

- Business Head/Administration
- Corporate Governance/Legal
- International Business
- Mining, Metals and Minerals
- Public Policy/Government Relations/Political Risk

Public Board Membership (Last Five Years)	Current	Past
Silver Wheaton Corp.	✓	

Public Board Interlocks
None

Board and Committee Membership	2016 Attendance
Member of the Board of Directors	N/A
Member of the Compensation Committee	
Member of the Corporate Governance and Nominating Committee	

Share Ownership at March 9, 2017	
Common Shares	18,750
Value	$201,563
Target Requirement	$270,000
Meets Requirement[3]	N/A

Voting Results	For	Withheld
2016	N/A	

DRAGO G. KISIC

Lima, Peru

Age: 68

Director since
April 1, 2015

Independent

Principal Occupation: Independent Consultant

Background and Experience

Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Perú and a Master's degree (B-Phil) from Oxford University. As a founding partner and current Director of Macroconsult and Macroinvest, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and Entel-Peru. Mr. Kisic is a member of the Board of the Obrainsa (a construction company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); and Corporación Rey (textile related company). Currently, he is President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). Mr. Kisic was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was a member of the Board and head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and member of the Board of Banco Financiero del Peru. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador.

Areas of Expertise

- Business Head/Administration
- International Business
- Public Policy/Government Relations/Political Risk

Professional Organization Memberships

- Institute of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past
Banco Financiero	✓	
Mapfre Perú / Mapfre Vida	✓	
Rio Alto Mining Limited		✓

Public Board Interlocks
None

Board and Committee Membership	2016 Attendance	
Member of the Board of Directors	7 of 7	100%
Member of the Audit Committee	4 of 4	100%
Member of the Health, Safety, Environment and Community Committee	5 of 5	100%

Share Ownership at March 9, 2017	
Common Shares	21,762
Value[4]	$221,511.95
Target Requirement	$270,000
Meets Requirement[5]	N/A

Voting Results	For	Withheld
2015	99.99%	0.01%
2016	99.96%	0.04%

(5) Mr. Kisic was elected to the Board at the Annual General Meeting on May 8, 2015. He is required to meet the minimum share requirement within two years' from initial election.

12	Tahoe Resources Inc.

C. KEVIN MCARTHUR

Reno, Nevada
USA

Age: 61

Director since
November 10, 2009

Non-Independent

Principal Occupation: Executive Chair of Tahoe Resources Inc.

Background and Experience

Mr. McArthur founded Tahoe Resources Inc. and was appointed President and Chief Executive Officer on November 10, 2009. On April 7, 2015, upon the completion of the acquisition of Rio Alto, he assumed the role of Executive Chair of the Company. From November 15, 2006 until his retirement in December 2008, he was President, Chief Executive Officer and a Director of Goldcorp Inc. He was President and Chief Executive Officer of Glamis Gold Ltd. ("Glamis") from January 1998 until it was acquired by Goldcorp in November 2006 and served in a variety of management positions with Glamis beginning in 1988. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. degree in Mining Engineering from the University of Nevada. He is also currently a Director of Royal Gold, Inc.

Areas of Expertise

- Business Head/Administration
- Corporate Governance/Legal
- Environmental/Sustainability/CSR
- Human Resources
- Information Technology
- International Business
- Mining, Metals and Minerals
- Operations and Exploration
- Strategy Leadership

Public Board Membership (Last Five Years)	Current	Past
Cloud Peak Energy		✓
Pembrook Copper Corp.		✓
Royal Gold, Inc.	✓	
Thompson Consolidated Iron Ore		✓

Public Board Interlocks
None

Board and Committee Membership	2016 Attendance	
Executive Chair of the Board of Directors	7 of 7	100%

Share Ownership at March 9, 2017	
Common Shares	3,464,225
Value	$37,240,419
Target Requirement[6]	$800,000
Meets Requirement	Yes

Voting Results	For	Withheld
2015	99.77%	0.23%
2016	99.26%	0.74%

(6) Target requirement is equal to two times Mr. McArthur's base salary.

ALAN C. MOON

Calgary, Alberta,
Canada

Age: 71

Director since
April 4, 2016

Independent

Principal Occupation: Corporate Director

Background and Experience

Mr. Moon is a former senior executive with significant international and Canadian business experience. For the past 20 years he has served on the Board of Directors, including Board Chair, and on the Audit Committees of companies in a variety of industries that operated both internationally and in Canada including Oil and Gas Exploration and Production, Electrical Generation and Distribution and Mineral Exploration and Production. Mr. Moon was Chair of Lake Shore Gold Corporation from 2005 until it was acquired by Tahoe.

Mr. Moon is very active in the charitable sector in Calgary having served on the Board of Directors of a number of organizations. He is currently the Chair of the Kahanoff Centre for Charitable Activities; a unique charity that owns and operates a significant office building that exclusively rents space to charitable organizations.

Mr. Moon has a B.Sc. Chem. Eng. from the University of Alberta and an MBA from the University of Western Ontario. He earned his ICD.D designation in 2005.

Areas of Expertise

- Business Head/Administration
- International Business
- Strategy and Leadership

Professional Organization Memberships

- Institute of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past
Lake Shore Gold Corp.		✓
Northern Superior Resources Inc.		✓
Transatlantic Petroleum Corp.		✓
Pembrook Copper Corp.	✓	

Public Board Interlocks
None

Board and Committee Membership	2016 Attendance[7]	
Member of the Board of Directors	4 of 4	100%
Member of the Audit Committee	4 of 4	100%
Member of the Health, Safety, Environment and Community Committee	3 of 3	100%

Share Ownership at March 9, 2017	
Common Shares	42,517
Value	$457,058
Target Requirement	$270,000
Meets Requirement	Yes

Voting Results	For	Withheld
2016	99.40%	0.60%

(7) Mr. Moon was appointed as a Director after the merger with Lake Shore Gold on April 1, 2016.

2017 Notice of Meeting and Management Information Circular	13

A. DAN ROVIG

Reno, Nevada, USA

Age: 78

Director since June 8, 2010

Independent

Principal Occupation: Independent Minerals Industry Consultant

Background and Experience

Mr. Rovig was the founding Chair of the Board of the Company, and he served in that capacity from June 2010 until the completion of the acquisition of Rio Alto on April 1, 2015. Mr. Rovig is currently the Lead Director of the Board of the Company. He was a Director and Chairman of the Board of Glamis Gold Ltd. ("Glamis") from November 1998 to November 2006 and a Director of Goldcorp Inc. from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a Director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive Officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. Prior experience included 16 years in the Anaconda Company in a variety of positions from Metallurgist to Senior VP Operations. Mr. Rovig holds a B.S. degree in Mining Engineering, a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology, and a Doctor of Science degree, Honoris Causa, from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Areas of Expertise

- Environmental/Sustainability/CSR
- Financial Expertise/Literacy/Capital Allocation
- Mining, Metals and Minerals
- Operations and Exploration
- Public Policy/Government Relations/Political Risk
- Strategy Leadership

Professional Organization Memberships

- National Society of Professional Engineers
- Society of Mining, Metallurgical & Exploration Engineers
- The Mining & Metallurgical Society of America
- Geological Society of Nevada (GSN)
- Mining Foundation of the Southwest

Public Board Membership (Last Five Years)	Current	Past
Goldcorp Inc.		✓

Public Board Interlocks

None

Board and Committee Membership	2016 Attendance	
Member of the Board of Directors	7 of 7	100%
Chair of the Corporate Governance and Nominating Committee	4 of 4	100%

Share Ownership at March 9, 2017	
Common Shares	135,000
Value	$1,451,250
Target Requirement	$270,000
Meets Requirement	Yes

Voting Results	For	Withheld
2015	99.97%	0.03%
2016	99.93%	0.07%

PAUL B. SWEENEY

Vancouver, British Columbia, Canada

Age: 67

Director since April 14, 2010

Independent

Principal Occupation: Independent Director

Background and Experience

Mr. Sweeney has been a Director of the Company since April 2010. He is also currently a Director of OceanaGold Corporation. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation's President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years of experience in financial management of mining and renewable energy companies.

Areas of Expertise

- Accounting
- Business Head/Administration
- Financial Expertise/Literacy/Capital Allocation
- International Business
- Mining, Metals and Minerals
- Risk and Compliance
- Strategy Leadership

Public Board Membership (Last Five Years)	Current	Past
Alterra Power Corp.		✓
Grenville Strategic Royalty Inc.		✓
Mongolia Growth Group Ltd.		✓
OceanaGold Corp.	✓	

Public Board Interlocks

None

Board and Committee Membership	2016 Attendance	
Member of the Board of Directors	7 of 7	100%
Chair of the Audit Committee	4 of 4	100%
Member of the Compensation Committee	5 of 5	100%

Share Ownership at March 9, 2017	
Common Shares	235,000
Value	$2,526,250
Target Requirement	$270,000
Meets Requirement	Yes

Voting Results	For	Withheld
2015	99.85%	0.15%
2016	99.55%	0.45%

14	Tahoe Resources Inc.

JAMES S. VOORHEES

Santa Barbara, California, USA

Age: 62

Director since April 14, 2010

Independent

Principal Occupation: Independent Consultant

Background and Experience

Mr. Voorhees has been an independent consultant since 2007. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. ("Glamis") and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis. Prior to joining Glamis, Mr. Voorhees held various engineering and operating positions with Newmont Mining Corp., Santa Fe Pacific Minerals, Western Mining Corp., and Atlantic Richfield Company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Areas of Expertise

- Environmental/Sustainability/CSR
- Mining, Metals and Minerals
- Operations and Exploration

Professional Organization Memberships

- Society of Mining Engineers

Public Board Membership (Last Five Years)	Current	Past
Cloud Peak Energy		✓

Public Board Interlocks

None

Board and Committee Membership	2016 Attendance	
Member of the Board of Directors	7 of 7	100%
Member of the Corporate Governance and Nominating Committee	4 of 4	100%
Chair of the Health, Safety, Environment and Community Committee	5 of 5	100%

Share Ownership at March 9, 2017	
Common Shares	145,000
Value	$1,558,750
Target Requirement	$270,000
Meets Requirement	Yes

Voting Results	For	Withheld
2015	99.99%	0.01%
2016	99.95%	0.05%

KENNETH F. WILLIAMSON

Toronto, Ontario, Canada

Age: 69

Director since June 8, 2010

Independent

Principal Occupation: Independent Director

Background and Experience

Mr. Williamson has been a Director of the Company since June 2010 and a Director of Goldcorp Inc. since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a Director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was Chairman of the Board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active Board member, he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Areas of Expertise

- Financial Expertise/Literacy/Capital Allocation
- Human Resources
- International Business
- Mining, Metals and Minerals
- Strategy Leadership

Professional Organization Memberships

- Professional Engineers of Ontario
- National Association of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past
Goldcorp Inc.	✓	
Quadra FNX Mining		✓
UraniumOne Inc.		✓

Public Board Interlocks

None

Board and Committee Membership	2016 Attendance	
Member of the Board of Directors	7 of 7	100%
Chair of the Compensation Committee	5 of 5	100%
Member of the Audit Committee	4 of 4	100%

Share Ownership at March 9, 2017	
Common Shares	95,000
Value	$1,021,250
Target Requirement	$270,000
Meets Requirement	Yes

Voting Results	For	Withheld
2015	99.79%	0.21%
2016	99.80%	0.20%

2017 Notice of Meeting and Management Information Circular	15

COMPENSATION INFORMATION

COMPENSATION GOVERNANCE

Approach to Risk

The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Compensation Committee continually reviews the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time, the Compensation Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risk. The Board takes a conservative approach to executive compensation, rewarding individuals for the success of the Company once that success has been demonstrated and incentivizing them to continue to succeed through the grant of long-term incentive awards.

For a detailed explanation of the risks applicable to the Company and its businesses, see the “Risk Factors” section in the Annual Information Form dated March 9, 2017, filed at www.sedar.com and also available on our website at www.tahoeresources.com.

Hedging Policy

Executives of the Company with a designation of Vice President or higher are required to meet specified equity ownership targets to further align their interests with those of Shareholders. The Company believes that transactions that hedge, limit, or otherwise change an insider’s economic interest in and exposure to the full rewards and risks of ownership of the Company’s securities would be contrary to this objective.

For that reason, all insiders of the Company are prohibited from engaging in the following transactions with respect to securities of the Company:

a)	short sales;

b)	monetization of equity awards (stock options, Deferred Share Awards, Restricted Share Awards) before vesting;

c)	transactions in derivatives in respect of Company securities, such as put and call options; or

d)	any other hedging or equity monetization transactions where the insider’s economic interest and risk exposure in Company securities are changed, such as collars or forward sale contracts.

Mid-Year Compensation Adjustments

Following the acquisition of Rio Alto in 2015, the Company undertook a comprehensive review of overhead expenses with a goal of reducing at least $4 million in annual G&A costs by 2016 in a down precious metals market. Actions taken by the Company in 2015 included, among other things, a 20 percent salary reduction for the Executive Chair, a 10 percent reduction in annual retainer fees for the Board of Directors, a five percent salary cut for senior executives of the Company and a hiring freeze at the corporate level. In March 2016, the Board voted to freeze executive salaries at the 2015 post-cut levels.

Compensation Committee

Information about the Company's Compensation Committee and the skills and experience of its members in making decisions with respect to compensation policies and practices of the Company can be found under the heading "Compensation Committee" commencing on page 32 of this Information Circular.

DIRECTOR COMPENSATION

The Company's Directors' compensation is designed to attract and retain high caliber Board members. In 2016, comparative Director compensation data for the following companies were evaluated after being accumulated from a number of external sources: Alamos Gold, B2 Gold, Centerra Gold, Detour Gold, Eldorado Gold, Iamgold, New Gold, Pan American Silver, Silver Wheaton and Yamana Gold (together, the “2016 Peer Group”).

The Board meets annually to review the adequacy and form of Directors’ compensation, and to ensure the Company’s approach to Board compensation is:

a)	competitive at the median of the Company’s Peer Group;

b)	reflects best practice; and

c)	takes into account governance trends.

16	Tahoe Resources Inc.

The Compensation Committee regularly reviews and assesses the appropriateness of the Peer Group and makes changes as needed. The Company’s Peer Group for purposes of compensation analysis in 2017/2018 consists of: Alamos Gold, B2 Gold, Centerra Gold, Detour Gold, Eldorado Gold, Hecla Mining, Iamgold, New Gold, Pan American Silver, Silver Wheaton and Yamana Gold (together, the “2017 Peer Group”). Details on the selection criteria for the 2017 Peer Group can be found under the heading “Benchmarking” on page 19.

Prior to May 2015, each Board member was entitled to receive annually 5,000 Restricted Share Awards that vested immediately at the time of grant and annual Board fees of $92,230 (C$100,000), except that the Chair of the Board was entitled to receive $156,791 (C$170,000) and each Committee Chair would be entitled to receive an additional $18,446 (C$20,000), with the Audit Committee Chair receiving an additional $36,892 (C$40,000) on an annual basis.

In May 2015, in reviewing total Directors’ compensation, Tahoe made a decision to convert compensation from Canadian to U.S. currency with respect to annual fees. At that time, the Compensation Committee determined that each Board member would be entitled to receive annually 7,500 Restricted Share Awards that vested immediately at the time of grant and annual Board fees of $100,000, except that the Lead Director was entitled to receive $170,000, the Audit Committee Chair was entitled to receive an additional $40,000 and each Committee Chair, other than Audit, would be entitled to receive an additional $20,000 on an annual basis.

Director compensation information below is presented with respect to the Board as it was constituted at the end of the 2016 financial year. Effective October 1, 2015, the Board agreed to a 10% reduction in their annual retainer fee in response to cost-cutting measures recommended by management. This reduction has remained in place since that time making annual Director fees US$90,000 and Lead Director fees US$153,000.

Upon the completion of the acquisition of Lake Shore Gold on April 1, 2016, Mr. Moon was appointed as an independent Director. On August 16, 2016, Mr. Clayton was appointed as President and CEO and became a Director. On January 1, 2017, the appointment of Mr. Jeannes as a Director became effective. Dr. Zeilter is not seeking re-election as a Director at the Meeting, and he will cease being a Director of the Company effective May 3, 2017.

TABLE 1 – DIRECTOR COMPENSATION
Name	Fees Earned(1)(2) ($)	Share-Based Awards(2) ($)	Option-Based Awards ($)	Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Tanya M. Jakusconek	90,000	98,266.92	Nil	Nil	Nil	188,267
Drago G. Kisic	90,000	98,266.92	Nil	Nil	Nil	188,267
Alan C. Moon	67,500	98,266.92	Nil	Nil	Nil	165,767
A. Dan Rovig	173,000	98,266.92	Nil	Nil	Nil	271,267
Paul B. Sweeney	130,000	98,266.92	Nil	Nil	Nil	228,267
James S. Voorhees	110,000	98,266.92	Nil	Nil	Nil	208,267
Kenneth F. Williamson	110,000	98,266.92	Nil	Nil	Nil	208,267
Klaus M. Zeitler	90,000	98,266.92	Nil	Nil	Nil	188,267
_______________
(1)	Directors are also reimbursed for their Board-related expenses incurred on our behalf.

(2)

The fair value of the restricted share awards to directors in 2016 was based on C$16.88 and the exchange rate on the grant date of C$0.7762. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements. In accordance with IFRS accounting requirements, the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

The Executive Chair and the President and Chief Executive Officer do not collect Board fees. No additional fees, including meeting fees, were paid to Directors in 2016. Director compensation is subject to review and possible change on an annual basis. Further share option grants for existing Board members are not anticipated in the near future.

2017 Notice of Meeting and Management Information Circular	17

Incentive Plan Awards

The following table provides information for the Independent Directors of the Company regarding the awards outstanding as at December 31, 2016.

TABLE 2 – DIRECTOR OUTSTANDING AWARDS
Name		Option-based Awards			Share-based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$)	Option Expiration Date	Value of Un- Exercised In-The-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Drago G. Kisic	22,707	23.13	09/10/17	Nil	Nil	Nil	Nil
Klaus M. Zeitler	22,707	23.13	09/10/17	Nil	Nil	Nil	Nil
Klaus M. Zeitler	59,433	12.82	10/17/19	Nil	Nil	Nil	Nil
_______________
(1)

Value calculated based on the difference between the closing price of the Common Shares on December 31, 2016 (C$12.65) and the option exercise price converted to US dollars at the December 30, 2016 exchange rate of C$1.00 – $0.7438.

The following table provides information regarding the unexercised awards granted to the non-executive Directors of the Company that have vested or have been earned by those Directors during the period from January 1, 2016 to December 31, 2016.

TABLE 3 – DIRECTOR UNEXERCISED AWARDS
Name	Option-Based Awards – Value Vested During the Period(1) ($)	Share-Based Awards – Value Vested During the Period(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Period ($)
Tanya M. Jakusconek	Nil	98,266.92	Nil
Drago G. Kisic	Nil	98,266.92	Nil
Alan C. Moon	Nil	98,266.92	Nil
A. Dan Rovig	Nil	98,266.92	Nil
Paul B. Sweeney	Nil	98,266.92	Nil
James S. Voorhees	Nil	98,266.92	Nil
Kenneth F. Williamson	Nil	98,266.92	Nil
Klaus M. Zeitler	Nil	98,266.92	Nil
_____________
(1)	As at December 31, 2016 all option-based awards had vested.

(2)	For share-based awards, the fair value was based on the C$16.88 market price of the Common Shares and the exchange rate of C$0.7762.

EXECUTIVE COMPENSATION

As used below, Named Executive Officer (“NEO”), Chief Executive Officer (“CEO”), Vice President and Chief Financial Officer (“CFO”) and each of the three most highly-compensated Executive Officers, other than the CEO and CFO, whose total annual salary and bonus exceeds C$150,000. For the purposes of the following disclosure, the NEOs are as follows: C. Kevin McArthur, Executive Chair; Ron Clayton, President and CEO; Elizabeth McGregor, Vice President and CFO; Brian Brodsky, Vice President Exploration; and Edie Hofmeister, Vice President Corporate Affairs, General Counsel and Corporate Secretary.

Executive Compensation Discussion and Analysis

Our approach to executive compensation is to provide suitable compensation for executives that is equitable and competitive and reflects individual achievement. Our compensation arrangements are designed to attract and retain highly qualified individuals who are able to carry out our business objectives.

One of the Company’s primary objectives is to create long-term Shareholder value through consistent outperformance relative to its peers. The compensation program is closely tied to this goal as it is designed to: align the performance objectives of executives with maximizing long-term Shareholder value; link the operating and market performance of the Company to executive compensation; and provide market competitive pay in order to attract new employees of the highest caliber and retain high-performing executives.

18	Tahoe Resources Inc.

Total compensation for NEOs is set with reference to the Peer Group of companies for similar job descriptions in similar locations. The total compensation target for NEOs is approximately at the 50th percentile of the Peer Group. The four basic components of executive compensation since the Company completed its initial public offering (“IPO”) in June 2010 have been the following:

>	base salary;

>	short-term incentive plan (“STIP”);

>	long-term incentive plan (“LTIP”); and

>	extended and group benefits.

Comparative data for the Peer Group was evaluated after being accumulated from a number of external sources. The Peer Group was updated in 2016 based on the following selection criteria:

>	similar industry – intermediate precious metals producer;

>	similar market – capitalization range between 0.25x and 4x; and

>	similar revenues – revenues range between 0.25x and 4x.

Elements of Compensation (Base Salary, STIP, LTIP, Extended and Group Benefits)

Base Salary

Base salary forms an essential element of the Company’s compensation mix, as it is the base measure to compare and remain competitive relative to the Peer Group. Base salaries for NEOs were recommended to the Compensation Committee by the CEO. The CEO did not make a recommendation with respect to his own salary. The Compensation Committee and the Board approved the salary ranges for the Executive Officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. Annual base salary levels are fixed, and they are generally targeted at or below the 50th percentile of the Peer Group. Annual base salary levels are used as the basis to determine other elements of compensation. In September of 2015, the Company moved to cut costs in reaction to a severe downturn in the conditions of the precious metals industry. Among a number of initiatives taken by the Company in 2015, the CEO took a 20% cut in base salary compensation and the remainder of the NEO group took a 5% cut in salary. In March 2016, the Board of Directors resolved to freeze executive salaries at the 2015 post-cut level.

Short Term Incentive Plan (“STIP”)

The STIP provides executives and management employees an incentive to achieve annual goals consistent with operating, financial and corporate responsibility measurements that can generally be improved over time. Amounts payable under the STIP are cash based and are linked to safety, total cash cost silver, total cash cost gold, silver ounces produced in concentrate, gold ounces produced in doré, Shahuindo commercial production, completion of scoping study, overall corporate performance, and individual achievement.

STIP criteria include three general categories:

>	corporate safety and performance;

>	qualitative criteria; and

>	achievement of executive goals.

2017 Notice of Meeting and Management Information Circular	19

2016 STIP CRITERIA

The Compensation Committee approved STIP measurement criteria for determining the 2016 STIP bonus payments which will be paid in the first quarter of 2017. Fifty percent of STIP was measured by corporate safety and performance measures, 20% was measured by performance to individual executive goals and 30% of the STIP was determined by the Compensation Committee using qualitative criteria.

STIP Criteria Category: Corporate Safety and Performance – 2016

A total of 50% of STIP is payable based on the following corporate safety and performance criteria that can range between zero and 150% payout, depending on performance:

STIP Criteria Category: Qualitative Criteria – 2016

A total of 30% of 2016 STIP is based on qualitative factors relating to overall corporate performance, including such factors as stock price performance relative to peers, maintenance of the social license to operate, exploration and corporate development factors.

STIP Criteria Category: Achievement of Executive Goals – 2016

The remaining 20% of 2016 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee.

>

The Executive Chair’s performance factors include: advancing the strategic planning process for the Company; leading succession planning and executive development programs; participating in the evaluation of Board effectiveness and governance; and representing the Company in relations with relevant stakeholders.

20	Tahoe Resources Inc.

>

The President and CEO’s performance factors include: leading the organization to meet or exceed expectations and accomplishing strategic goals and objectives for the year; advancing the strategic planning process for the Company; effectively representing the Company in relations with relevant stakeholders including employees, investors, the financial community, government and media; assuring growth in skills and performance in the Company’s management team; enhancing the depth and accuracy of the Company’s budgeting and planning process; integrating operations results and financial reporting; timely completion of resource calculations and feasibility studies for new projects; meeting or exceeding forecasts for mine production and operating costs; assisting with investor relations meetings and conferences; recruiting, retaining and developing the Company’s operating and finance management teams; and continuously monitoring and improving safety, community relations and environmental performance at operations.

>

The CFO’s performance factors include: maintaining the Company’s strong financial position, liquidity and safe investment of cash resources; continuous improvement to the financial team’s performance; accurate tax and royalty accounting and timely payments; managing a growing finance and accounting function commensurate with the Company’s growth; accurate and timely reporting of financial results; and appropriate risk management and successful implementation of controls such as those defined under Sarbanes-Oxley.

>

The Vice President of Exploration’s performance factors include: leading the exploration department and meeting or exceeding drilling goals; maintaining concession titles; moving new targets into exploration concession status and staking new concessions where appropriate; growing and increasing confidence in mine resources; recruiting, retaining and developing the exploration team; identifying and analyzing potential new business opportunities; and continuously monitoring and improving safety, community relations and environmental performance at exploration operations.

>

The Vice President Corporate Affairs, General Counsel and Corporate Secretary’s performance factors include: leading the legal department and meeting all filing deadlines and disclosure requirements in conjunction with the CFO’s office; providing oversight of human resources; maintaining regulatory compliance in multiple jurisdictions; aiding with the maintenance of concession titles; maintaining accurate and timely Shareholder records; monitoring, enhancing and reporting on corporate governance; managing the government affairs program in North America; maintenance of corporate books and records; and overseeing all legal and corporate social responsibility affairs of the Company.

STIP Bonus Payment Awards

The following table reflects the STIP bonus payment awards in 2014, 2015 and 2016.

TABLE 4 – STIP BONUS PAYMENT AWARDS
NEO Name and Principal Position	Year	Base Salary ($)	Target as % Salary	STIP Bonus ($)
C. Kevin McArthur, Executive Chair	2016	400,000	N/A(1)	Nil
	2015	400,000	N/A (1)	600,000
	2014	450,000	150%	675,000
Ron Clayton(2), President and CEO	2016	650,000	100%	397,800
	2015	570,000	80%	456,000
	2014	400,000	100%	360,000
Elizabeth McGregor(3), VP and CFO	2016	332,500	60%	112,119
	2015	280,000	50%	126,000
	2014	189,000	60%	120,000
Brian Brodsky, VP Exploration	2016	332,500	60%	112,119
	2015	332,500	60%	199,500
	2014	250,000	80%	200,000
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	2016	332,500	60%	112,119
	2015	332,500	60%	199,500
	2014	250,000	80%	200,000
_____________
(1)

Starting in 2015, Mr. McArthur no longer had an executive employment agreement with the Company identifying his Target as a Percent of Salary, among other terms. Now solely serving as Executive Chair, he does not collect a STIP Bonus.

(2)	Ron Clayton was appointed President and CEO on August 16, 2016.
(3)	Elizabeth McGregor was appointed Vice President and CFO on August 16, 2016.

2017 Notice of Meeting and Management Information Circular	21

2017 STIP CRITERIA

The Compensation Committee has approved STIP measurement criteria for determining 2017 STIP bonus payments scheduled for the first quarter of 2018.

STIP Criteria Category: Corporate Safety and Performance – 2017

A total of 30% of STIP is payable based on the following corporate safety and performance criteria that can range between zero and 150% payout, depending on performance:

STIP Criteria Category: Qualitative Criteria – 2017

A total of 50% of 2017 STIP is based on qualitative factors relating to overall corporate performance, including such factors as stock price performance relative to peers, corporate social responsibility performance, exploration and corporate/project development factors.

STIP Criteria Category: Achievement of Executive Goals – 2017

The remaining 20% of 2017 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee.

22	Tahoe Resources Inc.

Long Term Incentive Plan (“LTIP”)

The Company’s compensation arrangement includes LTIP share options and share awards. Share option and share award compensation is designed to align the interests of Executive Officers with the longer-term interests of the Shareholders. LTIP awards to NEOs were recommended to the Compensation Committee by the CEO and the Executive Chair. The CEO did not make a recommendation with respect to his own LTIP award. The Compensation Committee and the Board approved the LTIP awards for the Executive Officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. LTIP targets are generally set to bring total compensation to approximately the 50th percentile of the Peer Group. Additional information on our Share Option and Incentive Share Plan, and the process used to grant share options and share awards, can be found under the heading “Securities Authorized for Issuance under Equity Compensation Plans” on page 41.

The following table lists the number of share-based awards issued in the form of Deferred Share Awards and the value of such awards at the time of grant.

TABLE 5 – SHARE-BASED AWARDS ISSUED (DEFERRED SHARE AWARDS)
NEO Name and Principal Position	Year	Number of Deferred Share Awards(1)	Value ($)
C. Kevin McArthur, Executive Chair	2016	30,000	300,137
	2015	36,000	451,358
	2014	45,000	953,741
Ron Clayton, President and CEO(2)	2016	30,000	300,137
	2015	30,000	376,132
	2014	30,000	635,828
Elizabeth McGregor, VP and CFO(3)	2016	21,000	210,096
	2015	15,000	188,066
	2014	6,000	127,166
Brian Brodsky, VP Exploration	2016	21,000	210,096
	2015	21,000	263,292
	2014	21,000	445,079
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	2016	21,000	210,096
	2015	21,000	263,292
	2014	21,000	445,079
___________________
(1)

The value for 2016, 2015, and 2014 Deferred Share Award grants was calculated using a grant share price of C$13.02 per share and exchange rate of C$1.00 – $0.7684, grant share price of C$15.68 per share and exchange rate of C$1.00 – $0.7996, and grant share price of C$23.37 per share and exchange rate of C$1.00 – $0.9069, respectively.

(2)	Ron Clayton was appointed President and CEO on August 16, 2016.
(3)	Elizabeth McGregor was appointed Vice President and CFO on August 16, 2016.

The executive team was granted share-based option awards on April 7, 2015 and March 9, 2016. Such awards were designed to retain high quality executives and to align their interests with those of the Shareholders. The value of these option-based awards is reflected in the compensation tables below. Depending on the future development of the Company and other factors that may be considered relevant, the Compensation Committee and the Board from time to time may decide to emphasize increased base salaries and rely less on share options or other incentives. There were no options granted in 2014.

TABLE 6 – OPTION-BASED AWARDS
NEO Name and Principal Position	Year	Number of Options (1)(2)	Value (1)(2) ($)
C. Kevin McArthur, Executive Chair	2016	145,000	442,250
	2015	Nil	Nil
	2014	Nil	Nil
Ron Clayton, President and CEO(3)	2016	120,000	366,000
	2015	120,000	439,342
	2014	Nil	Nil
Elizabeth McGregor, VP and CFO(4)	2016	90,000	274,500
	2015	60,000	219,671
	2014	Nil	Nil

2017 Notice of Meeting and Management Information Circular	23

NEO Name and Principal Position	Year	Number of Options (1)(2)	Value (1)(2) ($)
Brian Brodsky, VP Exploration	2016	90,000	274,500
	2015	90,000	329,507
	2014	Nil	Nil
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	2016	90,000	274,500
	2015	90,000	329,507
	2014	Nil	Nil
_______________
(1)

Options granted on March 9, 2016 are valued at US$3.05 using the Black Scholes model, with the exercise price of C$12.38 per share, an expected term of three and a half years and volatility of 51%. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(2)

Options granted on April 7, 2015 are valued at $3.66 using the Black Scholes model, with the exercise price of C$15.68 per share, an expected term of three years and volatility of 48%. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(3)	Ron Clayton was appointed President and CEO on August 16, 2016.
(4)	Elizabeth McGregor was appointed Vice President and CFO on August 16, 2016.

Extended and Group Benefits

The Company offers health benefits, life insurance, disability insurance and a 401(k) program for U.S. employees. Such benefits are designed to be competitive with equivalent positions in comparable Canadian and U.S. organizations. The Company does not provide pensions.

Performance Graph

The following graph compares the monthly percentage change in the Company’s cumulative total Shareholder return on its Common Shares against the cumulative total Shareholder return of the S&P/TSX Composite Total Return Index from the completion of the Company’s Initial Public Offering (“IPO”) on June 8, 2010 to December 31, 2016.

Since the IPO on June 8, 2010, the Company provided significant Shareholder value with a 111% increase in share price. Notably, the Company’s market capitalization increased during that time to approximately C$3.94 billion, representing more than a C$3.25 billion increase over the approximately 6-year period.

The Company’s approach to compensation is closely tied to its goal of creating long-term Shareholder value through consistent outperformance relative to its peers. The Company believes that its executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of Shareholders. The Company completed its IPO and its common shares commenced trading on the TSX in June 2010. The Company's management team, including the NEOs, are compensated primarily on the basis of metrics that the Company considers to be fundamental, namely the operation of the Company’s mines.

24	Tahoe Resources Inc.

Executive Management Succession Plan

The Company has a succession plan for its executive team. The CEO worked with the Compensation Committee to update the succession plan in 2016 and to review it with the entire Board in executive session. The Plan includes a succession strategy for each of the CEO’s direct reports as well as other key positions in the Company.

The Board is responsible for:

>	ensuring there is an orderly succession plan for the position of CEO;

>	reviewing and approving the succession planning for each of the CEO’s direct reports;

>	ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the CEO or any of his direct reports; and

>	ensuring that the CEO has a succession planning process in place for other members of senior management in key positions.

The Board took steps in each year from 2010 to 2016 to meet with the executive team and employees who have been identified as potential executives. These steps included participation in informal gatherings surrounding regularly scheduled Board meetings, formal and informal presentations during Board meetings and project tours in 2010, 2012, 2013, 2014 and 2016 that included the management teams from Tahoe, Minera San Rafael, and Lakeshore Gold. The Board plans to tour the Peru mines in mid-2017.

Summary Compensation Table

The following table provides information regarding compensation for the years ended December 31, 2016, 2015, and 2014, paid to or earned by the individuals who served as NEOs of the Company during such period.

TABLE 7 – NEO COMPENSATION
NEO Name and Principal Position	Year	Salary(1) ($)	Share- Based Awards(2) ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation		All Other Compensation(5) ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
C. Kevin McArthur(6), Executive Chair	2016	400,000	300,137	442,250	Nil	Nil	Nil	1,142,387
	2015	400,000	451,358	Nil	600,000	Nil	Nil	1,451,358
	2014	425,000	953,741	Nil	675,000	Nil	Nil	2,053,741
Ron Clayton(7), President and CEO	2016	650,000	300,137	366,000	397,800(4)	Nil	27,702	1,343,839
	2015	570,000	376,132	439,342	387,600	Nil	30,741	1,803,815
	2014	380,000	635,828	Nil	360,000	Nil	33,873	1,409,701
Elizabeth McGregor(8), VP and CFO	2016	332,500	210,096	274,500	112,119	Nil	19,260	948,475
	2015	280,000	188,066	219,671	126,000	Nil	22,066	835,803
	2014	189,000	127,166	Nil	120,000	Nil	17,970	454,136
Brian Brodsky, VP Exploration	2016	332,500	210,096	274,500	112,119	Nil	41,258	970,473
	2015	332,500	263,292	329,507	175,560	Nil	40,237	1,141,096
	2014	242,500	445,079	Nil	200,000	Nil	38,671	926,250
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	2016	332,500	210,096	274,500	112,119	Nil	102,300(9)	958,055
	2015	332,500	263,292	329,507	175,560	Nil	19,929	1,120,788
	2014	237,500	445,079	Nil	200,000	Nil	20,525	903,104
______________
(1)

During 2016, annual salaries for McArthur, Clayton, McGregor, Brodsky, and Hofmeister were $400,000, $650,000, $332,500, $332,500 and $332,500 respectively. Amounts disclosed for 2016 reflect compensation adjustments effective August 16, 2016, the date Mr. Clayton and Ms. McGregor were promoted to President and CEO, and CFO respectively. During 2015, annual salaries for McArthur, Clayton, McGregor, Brodsky, and Hofmeister were $500,000, $600,000, $280,000, $350,000 and $350,000 respectively. These amounts reflect a compensation adjustment effective April 1, 2015, the date the Board of Directors set when it approved executive salaries for 2015. Amounts disclosed for 2015 reflect a compensation adjustment effective September 1, 2015, at which time Mr. McArthur volunteered to take a 20% salary reduction and all other NEOs agreed to take a 5% salary reduction. During 2014 annual salaries for McArthur, Clayton, Brodsky and Hofmeister were $450,000, $400,000, $250,000 and $250,000, respectively. Amounts disclosed for 2014 reflect a compensation adjustment effective April 1, 2014, the date the Board of Directors set when it approved executive salaries for 2014.

(2)

For share-based awards, the fair value was based on the market price of the Common Shares and the exchange rate on the grant date. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(3)

Represents the grant date fair value for option-based awards. Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black -Scholes model using the assumptions described in the table under “Share Option Values and Assumptions” below (Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted). The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms. See Table 7 for option values and assumptions.

(4)	Mr. Clayton received an additional bonus of $100,000 at the discretion of the Board on May 19, 2016.

2017 Notice of Meeting and Management Information Circular	25

(5)	“All other compensation” includes health benefits, life insurance, disability insurance and a 401(k) program for participating employees.
(6)

Starting in 2015, Mr. McArthur no longer had an executive employment agreement with the Company identifying his Target as a Percent of Salary, among other terms. Now solely serving as Executive Chair, he does not collect a STIP Bonus.

(7)	Mr. Clayton was appointed President and CEO of the Company on August 16, 2016. Prior to such appointment, Mr. Clayton served as President and COO.
(8)	Ms. McGregor was appointed Vice President and CFO of the Company on August 16, 2016. Prior to such appointment, Ms. McGregor served as the Vice President and Treasurer since October 7, 2013.
(9)	This includes living expenses or perquisites associated with Ms. Hofmeister’s travel and stay at operations abroad.

Share Option Values and Assumptions

The following table describes the assumptions and calculations used in the Black-Scholes models for the grant date fair value and the accounting fair value of option-based awards in U.S. dollars.

TABLE 8 – SHARE OPTION VALUES AND ASSUMPTIONS
Share Options	Grant Dates
	Mar-16	Mar-15	Mar-14
Share price at grant date	$12.38	$12.54	Nil
Exercise price	$12.38	$12.54	Nil
Expected volatility (weighted average volatility)	51%	48%	Nil
Option life (expected weighted average life)	3.5	3.0	Nil
Expected dividends	2.52%	1.94%	Nil
Risk-free interest rate (based on government bonds)	0.57%	1.52%	Nil
Resulting fair value at grant date in CAD	$ 3.05	$ 3.66	Nil

Incentive Plan Awards

The following table provides information regarding NEO awards outstanding as at December 31, 2016.

TABLE 9 – NEO AWARDS OUTSTANDING
NEO Name and Principal Position	Option-based Awards				Share-based Awards
	Number of Securities underlying unexercised options (#)	Option Exercise Price (C$)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
C. Kevin McArthur, Executive Chair	145,000	12.38	9-Mar-21	29,120	30,000	282,272	Nil
	120,000	16.34	7-Mar-18	0	24,000	225,818	Nil
	N/A	Nil	Nil	0	15,000	141,136	Nil
Ron Clayton(3), President and CEO	120,000	12.38	9-Mar-21	24,099	30,000	282,272	Nil
	120,000	15.68	7-Apr-20	0	20,000	188,181	Nil
	90,000	16.34	7-Mar-18	0	10,000	94,091	Nil
Elizabeth McGregor(4), VP and CFO	90,000	12.38	9-Mar-21	18,074	21,000	197,590	Nil
	60,000	15.68	7-Apr-20	0	10,000	94,091	Nil
	15,000	19.91	12-Nov-18	0	2,000	18,818	Nil
Brian Brodsky, VP Exploration	90,000	12.38	9-Mar-21	18,074	21,000	197,590	Nil
	90,000	15.68	7-Apr-20	0	14,000	131,727	Nil
	60,000	16.34	7-Mar-18	0	7,000	65,863	Nil
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	90,000	12.38	9-Mar-21	18,074	21,000	197,590	Nil
	90,000	15.68	7-Apr-20	0	14,000	131,727	Nil
	30,000	16.34	7-Mar-18	0	7,000	65,863	Nil
________________
(1)

Value calculated based on the difference between the closing price of the Common Shares on December 30, 2016 (C$12.65) and the option exercise price converted to US dollars at the December 30, 2016 exchange rate of C$1.00 – $0.7438.

(2)	Value calculated based on the closing price of the Common Shares on December 30, 2016 (C$12.65) converted to US dollars at the December 30, 2016 exchange rate of C$1.00 – $0.7438.
(3)	Mr. Clayton was appointed President and CEO of the Company on August 16, 2016. Prior to such appointment, Mr. Clayton served as President and COO.
(4)	Ms. McGregor was appointed Vice President and CFO of the Company on August 16, 2016. Prior to such appointment, Ms. McGregor served as the Vice President and Treasurer since October 7, 2013.

26	Tahoe Resources Inc.

The following table provides information regarding the awards granted to the NEOs of the Company that have vested or have been earned by the NEOs during the current period.

TABLE 10 – NEO VESTED AWARDS
NEO Name and Principal Position	Option-based awards-Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)	Non-Equity Incentive plan compensation-Value earned during the year ($)
C. Kevin McArthur, Executive Chair(2)	Nil	$269,248	Nil
Ron Clayton, President and CEO(3)	Nil	$199,443	$397,800
Elizabeth McGregor, VP and CFO(4)	Nil	$ 98,959	$112,119
Brian Brodsky, VP Exploration	Nil	$139,610	$112,119
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	Nil	$139,610	$112,119
_____________
(1)

This figure represents the aggregate dollar value that would have been realized if options that vested during 2015 had been exercised on the applicable vesting date. This figure is calculated using the difference between (i) the exercise price for the vested option, and (ii) the market price of the Company’s Common Shares on the vesting date. Where the exercise price for a vested option exceeds the market price of the Company’s Common Shares on the applicable vesting date (an out-of-the-money option), a nil value is recorded.

(2)

Starting in 2015, Mr. McArthur no longer had an executive employment agreement with the Company identifying his Target as a Percent of Salary, among other terms. Now solely serving as Executive Chair, he does not collect a STIP Bonus.

(3)	Ron Clayton was appointed President and CEO on August 16, 2016.
(4)	Elizabeth McGregor was appointed Vice President and CFO on August 16, 2016.

Share Ownership by Executives

All NEOs are required to hold a significant equity interest in the Company to align their long-term interests with those of the Shareholders. NEOs with the titles of Executive Chair, President and CEO, VP and CFO, VP Exploration, VP Corporate Affairs, General Counsel and Corporate Secretary are required to own shares having a total acquisition cost or value of at least two times the NEO’s base salary. For Named Executive Officers (NEOs), this requirement is to be attained two years from the date the NEO assumes a NEO position and must be maintained throughout the executive’s tenure at the Company. For any Vice President or General Manager/Country Leader other than a NEO, this requirement is to be attained five years from the date the executive assumes an officer position and must be maintained throughout the executive’s tenure at the Company. The Corporate Secretary’s office monitors compliance with this requirement at December 31st of each year. All NEOs, with the exception of Ms. McGregor who was appointed VP and CFO on August 16, 2016, have attained the minimum share ownership under this policy.

TABLE 11 – SHARE OWNERSHIP BY EXECUTIVES
NEO	Common Shares	Target Requirement(1)	Value of Common Shares(2)	Meets Requirement
C. Kevin McArthur(3)	3,464,225	$800,000	$32,488,888	Yes
Ron Clayton	322,850	$1,300,000	$3,027,816	Yes
Elizabeth McGregor(4)	18,000	$665,000	$168,811	No
Brian Brodsky	198,712	$665,000	$1,863,601	Yes
Edie Hofmeister	110,000	$665,000	$1,031,624	Yes
______________
(1)	NEOs are required to own shares having a total acquisition cost or value of at least two times the NEO’s base salary.
(2)	Value is determined by multiplying the number of common shares by the closing share price on December 30, 2016 of US$9.3784. Value does not include stock equivalents.
(3)	Mr. McArthur's target requirement is based on the Directors’ target requirement.
(4)	Elizabeth McGregor was appointed Vice President and CFO on August 16, 2016. She has until August 2018 to attain minimum share ownership.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has entered into employment agreements with all of its NEOs except the Executive Chair, who does not have an employment agreement or severance arrangement. The terms of those employment agreements provide for compensation as to salary, bonus, share options and share awards, as well as for payment or benefit in the event of termination of employment, change of control of the Company or change in the Officer’s responsibilities after a change of control of the Company. All such employment agreements were reviewed by the Compensation Committee and approved by the Board prior to execution by the Company.

The employment agreements provide that upon termination without cause, the NEO will be entitled to the following: (a) twelve months base salary; (b) accrued but unused paid time off as of the date of termination; (c) any stock grants or options identified in the Plan and conferred by Tahoe to the Executive shall vest in accordance with the terms of the Plan; and (d) continuation of health benefits until the first anniversary of the termination date.

2017 Notice of Meeting and Management Information Circular	27

The employment agreements also provide that, if within twelve months of a “change of control,” the NEO is terminated for any reason other than just cause, or a “triggering event” occurs and the NEO elects to terminate his or her employment agreement, the NEO is entitled to the following: (a) two times the annualized compensation (including bonus) in effect on the termination date; (b) accrued but unused paid time off as of the date of termination; (c) any stock grants or options vested on or before the date of termination that were conferred by the Company to the NEO which shall vest at the date of termination and shall remain exercisable until the earlier of (i) the termination date of such grant or option or (ii) the date which is 12 months from the date of such termination; (d) continuation of health benefits for 18 months after the termination date; and (e) if any of the foregoing payments are subject to excise tax, the NEO is entitled to a gross-up payment to compensate for such tax payable.

Under the employment agreements, “change of control” means the occurrence of any one of the following events: (a) a change in the composition of the Board resulting in less than 50% of the Board being composed of Continuing Directors; (b) any acquirer acquiring voting securities of the Company which would entitle the acquirer to cast 40% or more of the votes attached to all of the Company’s outstanding voting securities, and Shareholders having approved all necessary resolutions required to permit such acquisition of voting securities; or (c) the Company disposing of more than 50% of its consolidated assets generating more than 50% of the Company’s consolidated operating income or cash flow, and Shareholders having approved all necessary resolutions required to permit such disposition of assets.

Under the employment agreements, “triggering event” means any of the following: (a) a material diminution in the authority, duties, or responsibilities of the NEO or of the individual to whom the NEO is required to report; (b) a material diminution in the executive Officer’s base salary; (c) a material diminution in the budget over which the executive Officer retains authority; (d) a material change in the geographic location at which the NEO is regularly required to carry out the terms of employment with the Company; or (e) any other action or inaction by the Company that constitutes a material breach of the employment agreement.

The following table is a summary of the payments that would be owing to each NEO upon termination without cause and termination upon change of control on the assumption that the triggering event took place on the last business day of the Company’s most recently completed financial year.

TABLE 12 – PAYMENTS TO NEOS UPON TERMINATION
Named Executive Officer(1)(3)		Termination Without Cause(1)	Termination Upon Change of Control(1)
Ron Clayton, President and CEO	Severance Period	one year	two years
	Severance Payment	$650,000	$1,300,000
	Severance Bonus	Nil	$1,300,000
	Unvested Stock Options	$24,099	$24,099
	Unvested Share Awards	$564,544	$564,544
	Benefits(2)	$27,702	$41,553
Elizabeth McGregor, VP and CFO	Severance Period	one year	two years
	Severance Payment	$332,500	$665,000
	Severance Bonus	Nil	$399,000
	Unvested Stock Options	$18,074	$18,074
	Unvested Share Awards	$310,499	$310,499
	Benefits(2)	$9,261	$13,891
Brian Brodsky, VP Exploration	Severance Period	one year	two years
	Severance Payment	$332,500	$665,000
	Severance Bonus	Nil	$399,000
	Unvested Stock Options	$18,074	$18,074
	Unvested Share Awards	$395,180	$395,180
	Benefits(2)	$36,050	$54,075
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	Severance Period	one year	two years
	Severance Payment	$332,500	$665,000
	Severance Bonus	Nil	$399,000
	Unvested Stock Options	$18,074	$18,074
	Unvested Share Awards	$395,180	$395,180
	Benefits(2)	$18,841	$28,261
______________
(1)	Value calculated based on a triggering event date of December 30, 2016 with a share value of C$12.65 and an exchange rate of C$0.7438
(2)

Group health and medical coverage continues for up to 12 months in the event an employee is terminated without cause and for up to 18 months if the employee is terminated upon a change of control as defined in the employment agreements.

(3)

Starting in 2015, Mr. McArthur no longer had an executive employment agreement with the Company identifying his Target as a Percent of Salary, among other terms. Now solely serving as Executive Chair, he does not collect a STIP Bonus.

28	Tahoe Resources Inc.

CORPORATE GOVERNANCE

The Board is responsible for supervising the management of the business and affairs of the Company. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Company’s strategic objectives. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management.

The Directors are kept informed of the Company’s operations at meetings of the Board and its committees and through reports and analyses provided by management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. In 2016, the Board met seven times.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic issuers under the NYSE listing standards. For a discussion on this matter, refer to the Company’s Annual Report on Form 40-F filed with the SEC on March 10, 2017.

BOARD MANDATE

The Board has responsibility for the stewardship of the Company and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including the Board’s responsibilities for the appointment of management, how the Board is managed, strategic planning, monitoring of financial performance, financial reporting, risk management and oversight of the Company’s policies and procedures, communications, reporting and compliance. The full text of the Board’s written mandate is available on the Company’s website at www.tahoeresources.com.

SAY ON PAY

The Board believes that an annual "Say on Pay" Shareholder advisory vote on its approach to compensation is an important part of an ongoing integrated engagement process between Shareholders and the Board. The Board believes the Company's approach to compensation reinforces the links between compensation and its strategic objectives and risk management processes using financial and non-financial measures of the achievement of the Company’s goals over a number of years.

DIRECTOR INDEPENDENCE

As required by the Company’s Corporate Governance Guidelines (the “Governance Guidelines”), a majority of the members of the Board (including A. Dan Rovig, the Lead Director) are independent Directors, and thus the Board is able to act independently from management. The Board is currently comprised of eleven persons, of whom nine are independent Directors. The Board is responsible for determining whether or not each Director is an independent Director. In so doing, the Board analyzes all relationships of the Directors with the Company and its subsidiaries. Directors are considered to be independent if they have neither direct nor indirect material relationships with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

The Company’s Governance Guidelines encourage the independent Directors to meet in conjunction with every regular meeting of the Board. In order to facilitate open and candid discussion among its independent Directors, the non-independent Directors and any representatives of management in attendance at a meeting of the Board will be excused from time to time as circumstances dictate. In 2016, the Directors of the Company held seven in-camera sessions at which only the Directors were in attendance. In that same period the Board held seven in-camera sessions at which only independent Directors were in attendance.

2017 Notice of Meeting and Management Information Circular	29

The following table outlines the Company’s independent and non-independent Directors, and the basis for a determination that a Director is non-independent.

INDEPENDENCE OF THE LEAD DIRECTOR OF THE BOARD OF DIRECTORS

The Lead Director of the Board (the “Lead Director”) shall, unless otherwise determined by the Board, be an independent Director who is elected by the Board. The Company’s Lead Director, A. Dan Rovig, was independent during 2016 and will remain independent if re-elected in 2017. The primary responsibility of the Lead Director is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Company. Critical to meeting this accountability is the relationship between the Board, management, Shareholders and other stakeholders. The Lead Director, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Company. The Lead Director also: oversees the responsibilities delegated to all Board committees, including, but not limited to compensation, performance evaluations and internal control systems; presides over Board meetings and conducts the meetings in an efficient, effective and focused manner; and communicates concerns of the Board, Shareholders and other stakeholders to the Executive Chair and President and CEO.

SERVICE ON OTHER BOARDS AND DIRECTOR INTERLOCKS

The Company recognizes that its Directors benefit from service on Boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Corporate Governance and Nominating Committee is obligated to evaluate the nature of and time involved in a Director’s service on other Boards in determining the suitability of individual Directors for election (or re-election).

While the Company recognizes the benefit from service on Boards of other companies, it has implemented a policy that requires that any additional Director interlocks be pre-approved by the Corporate Governance and Nominating Committee. A Director interlock occurs when two of the Company’s Directors also serve together on the Board of another public company. In no case will more than one interlock be permitted at any given time. As of the date of this Information Circular, there were no Director interlocks. All public company Directorships among the Board members are listed in the table below.

TABLE 14 – DIRECTOR SERVICE ON BOARDS AND INTERLOCKS
Director	Name and Reporting Issuers
Charles A. Jeannes	Silver Wheaton Corp.
Drago G. Kisic	Banco Financiero Mapfre Perú / Mapfre Vida
C. Kevin McArthur	Royal Gold, Inc.
Alan C. Moon	Pembrook Copper Corp.
Paul B. Sweeney	OceanaGold Corp.
Kenneth F. Williamson	Goldcorp Inc.
Klaus M. Zeitler	Amerigo Resources Ltd. Western Copper & Gold Corp. Los Andes Copper Ltd.

30	Tahoe Resources Inc.

BOARD COMMITTEES

The following table sets out committee members:

TABLE 15 – COMMITTEE MEMBERS
Name	Year Appointed	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Health, Safety, Environment & Community Committee
Tanya M. Jakusconek	2011			x	x
Charles A. Jeannes(1)	2017		x	x
Drago G. Kisic	2015	x			x
Alan C. Moon(2)	2016	x			x
A. Dan Rovig	2010		Chair
Paul B. Sweeney	2010	Chair		x
James S. Voorhees	2010		x		Chair
Kenneth F. Williamson	2010	x		Chair
Klaus M. Zeitler	2015		x	x
_________________
(1)	Mr. Jeannes was appointed to the Board effective January 1, 2017 and appointed to the committees on March 9, 2017.
(2)	Mr. Moon was appointed to the Board effective April 1, 2016 upon completion of the acquisition of Lake Shore Gold and was appointed to the committees on April 4, 2016.

Audit Committee

The Audit Committee has been established to fulfill applicable reporting issuer obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting. The Company requires the external auditor to report directly to the Committee. The Audit Committee’s responsibilities include, but are not limited to:

  overseeing the integrity of the Company’s financial statements and financial reporting process;
  monitoring the audit process and the Company’s internal accounting controls and procedures;
  ensuring compliance with related legal and regulatory requirements;
  overseeing the qualifications and independence of the external auditors;
  overseeing the work of the Company’s financial management and external auditors in these areas; and
  providing an open avenue of communication between the external auditors, the Board and Executive Officers.

If a Committee member serves on the audit committees of more than four reporting issuers or public corporations, including the Company, the Board must determine that such service does not impair the ability of the member to effectively serve on the Committee and disclose such determination in the Information Circular. No member of the Company’s Audit Committee sits on more than four audit committees of reporting issuers or public corporations.

Members

•	Drago G. Kisic
•	Alan C. Moon
•	Paul B. Sweeney (Chair)
•	Kenneth F. Williamson

Membership Changes

Mr. Moon was appointed to the Audit Committee after completion of the merger with Lake Shore Gold on April 1, 2016.

All members of the Audit Committee are independent and financially literate.

The Committee has the skills and experience that permit it to make decisions on financial reporting and oversight matters of the Company. Mr. Kisic has many years of experience in business and banking including as an advisor to the Executive Director of the World Bank, President of CONASEV (the Peruvian securities and companies' regulatory authority), Vice-president of the Lima Stock Exchange (BVL), as well as serving on the Boards of a number of other banks in Peru. Mr. Moon is a former senior executive with significant international and Canadian business experience. For the past 20 years he has served on the Board of Directors, including Board Chair, and on Audit Committees of companies in a variety of industries that operated abroad and in Canada. Mr. Moon is currently on the Audit Committee of Pembrook Copper Corp. Mr. Sweeney was an independent business and financial consultant, has served in the role of Chief Financial Officer and has over 35 years of experience in financial management of mining and renewable energy companies. Mr. Williamson has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Following is a chart of the Audit Committee member’s experience and expertise.

2017 Notice of Meeting and Management Information Circular	31

See “Information Concerning the Company’s Audit Committee and External Auditor” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2016 (available at www.sedar.com) for more information concerning the Audit Committee and its members, including the Audit Committee charter which is available on our website at www.tahoeresources.com/company-information/corporate-governance.

Compensation Committee

The Compensation Committee determines the compensation for the Company’s Directors and Executive Officers. Its responsibilities, powers and operations include, but are not limited to:

  reviewing the compensation paid to the Company’s Directors;
  reviewing the performance and compensation paid to the Company’s Executive Officers;
  selecting the Peer Group to use as a benchmarking tool in assessing compensation (primary criteria for Peer Group selection include, but are not limited to: companies in a similar industry; companies with a similar market capitalization; and companies with similar revenues);
  making recommendations on compensation to the Board; and
  overseeing the compensation and incentive plans of the Company.

In regards to the process followed by the Compensation Committee in determining compensation, the Compensation Committee reviews (and if required revises) the position description of the CEO, determines annual performance goals and criteria for the CEO, and reviews the CEO’s evaluation of the performance of the NEOs and the combined Executive Chair’s and CEO’s recommendations with respect to NEO compensation.

The Compensation Committee also reviews and assesses the compensation package of the Executive Chair, the CEO and the Executive Officers. In conducting such review, the Compensation Committee considers, among other things, the compensation packages for the prior year, the Compensation Committee’s evaluation of individual performance, the Company’s performance and relative Shareholder return, the competitiveness of the compensation package, and the awards given in previous years.

Members

•	Tanya M. Jakusconek
•	Charles A. Jeannes
•	Paul B. Sweeney
•	Kenneth F. Williamson (Chair)
•	Klaus M. Zeitler

Membership Changes

     Mr. Jeannes was appointed to the Compensation Committee effective March 8, 2017.

All members of the Compensation Committee are independent and financially literate.

Messrs. Sweeney and Williamson have direct experience relevant to executive compensation responsibilities. At various times since 2009, Mr. Sweeney has served on the Compensation Committees of five public companies: OceanaGold, Grenville Strategic Royalties, Polaris Minerals, Magma Energy and Pan American Silver. At various times since 2004, Mr. Williamson has served on the Compensation Committees of four public companies: Glamis Gold Ltd., Goldcorp Inc., Quadra FNX and Uranium One.

The Committee has the skills and experience that permit it to make decisions on the suitability and ethicality of the Company’s compensation policies and practices. In addition, two of its members have experience over many years in administering appropriate levels and forms of executive compensation, identifying related performance conditions and requirements, and implementing associated governance and Shareholder requirements. The Compensation Committee draws on its expertise in balancing the Company’s need to retain and motivate the best available talent with Shareholder, regulatory, and public concerns over executive pay. The Compensation Committee has a proven ability to work effectively with the CEO in setting appropriate levels of executive compensation. Below is a chart of the Compensation Committee member’s experience and expertise.

32	Tahoe Resources Inc.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (“Governance and Nominating Committee”) is responsible for corporate governance matters, Board composition, performance evaluations, and nominations. In its oversight of corporate governance, the Governance and Nominating Committee is responsible for, among other things:

  developing and recommending to the Board the Company’s approach to corporate governance;
  reviewing and revising corporate governance guidelines;
  monitoring and assessing the relationship between the Board and management and recommending changes where necessary to ensure independence of the Board;
  overseeing orientation and education opportunities for Directors;
  evaluating the effectiveness of the Board;
  the performance of the Lead Director of the Board and Chairs of committees and the performance of individual Directors;
  recommending appointments to Committees;
  reviewing the charters of Committees; and
  reviewing and approving disclosure of the Company’s corporate governance practices annually.

With respect to Board composition, the Governance and Nominating Committee is responsible for, among other things, evaluating and making recommendations with respect to the size of the Board and identifying and recommending individuals as nominees for positions on the Board. The Committees maintain an “ever-green” list of suitable Director candidates. The Committee, subject to approval by the full Board, establishes and reviews criteria and personal qualifications to be used in making selections of candidates to the Board. Such criteria and qualifications include business and financial experience and acumen, integrity, willingness to devote the necessary time and energy to fulfill the duties and responsibilities of a Director, independence, the current matrix of Director talent and qualifications on the Board, and such other criteria and specific qualifications to fit the needs of the Board as the Committee determines to be appropriate under the circumstances. This year the Committee adopted a Diversity Policy intended to increase the level of representation of women and other diverse candidates on the Board and in Executive Officer positions. The Committee is responsible for administering the Diversity Policy and reporting to the Board annually on its progress. More information about the Governance and Nominating Committee’s role in promoting diversity at Tahoe is available under the heading “Board of Directors Succession Planning” on page 35. The Governance and Nominating Committee is also responsible for making an annual assessment and to report to the Board its evaluation of the overall performance and effectiveness of the Board and each Committee, the Lead Director, each Committee Chair and each Director. Since December 31, 2010, Board members have participated in four annual Board and Committee evaluations that were administered by the Governance and Nominating Committee. In each case, the Governance and Nominating Committee analyzed evaluation results and concluded that each Committee and the full Board were functioning satisfactorily (see “Assessments” on page 35). Full reports were made to the Board regarding evaluation results.

Members

•	Charles A. Jeannes
•	A. Dan Rovig (Chair)
•	James S. Voorhees
•	Klaus M. Zeitler

2017 Notice of Meeting and Management Information Circular	33

Membership Changes

     Mr. Jeannes was appointed to the Governance and Nominating Committee on March 8, 2017.

All members of the Governance and Nominating Committee are independent.

The Committee has the skills and experience that permit it to make decisions on governance matters of the Company. Below is a chart of the Governance and Nominating Committee member’s experience and expertise.

Health, Safety, Environment and Community Committee

The Health, Safety, Environment and Community Committee (“HSE&C Committee”) is responsible for establishing and reviewing the Corporation’s health, safety, environment and community policies, managing and monitoring the implementation of compliance systems, monitoring the effectiveness of health, safety, environmental, community relations and sustainability policies, systems and monitoring processes, and receiving audit results and reports from management with respect to health, safety, environmental and community relations performance.

Members

•	Tanya M. Jakusconek
•	Drago G. Kisic
•	Alan C. Moon
•	James S. Voorhees (Chair)

Membership Changes

Mr. Moon was appointed to the HSE&C Committee effective April 1, 2016.

All members of the HSE&C Committee are independent.

The Committee has the skills and experience that permit it to make decisions on governance matters of the Company. Below is a chart of the HSE&C Committee member’s experience and expertise.

34	Tahoe Resources Inc.

ASSESSMENTS

We have adopted a formal procedure for assessing and evaluating the aggregate skills and effectiveness of the Board as a whole and of individual Directors, both as Directors and as committee members. This function is carried out annually by the Governance and Nominating Committee and includes a review of Directors and Committee members against written criteria developed by the Committee. The criteria employed by the Governance and Nominating Committee and the written Board expectations include independence, ownership of the Company’s shares, attendance at Board and committee meetings, continuing education and general participation and contributions to the Board’s function of reviewing the affairs of the Company.

BOARD OF DIRECTORS SUCCESSION PLANNING

The selection process for new nominees for membership on the Board of Directors is conducted by the Governance and Nominating Committee. More information on the responsibilities, powers and operations of the Governance and Nominating Committee can be found under the heading “Corporate Governance and Nominating Committee” on page 33 of this Information Circular.

Diversity

Tahoe recognizes that diversity enhances our organizational strength and makes us more creative, flexible and productive. In 2017, the Company adopted a formal policy (“Diversity Policy”) to promote the achievement of gender, race, ethnicity and other forms of diversity on the Board, among its Executive Officers and within Tahoe’s workforce generally. The Diversity Policy requires the Board to consider the benefits of diversity in the hiring, promotion and training of qualified candidates at Tahoe. In administering the Diversity Policy, the Governance and Nominating Committee will:

  ensure that qualified individual candidates considered for open Board and Senior Executive Positions include female or other diverse candidates;
  foster the identification and promotion of diverse candidates and factor diversity into succession planning; and
  assess the effectiveness of the nomination and other processes used to achieve diversity and to participate with management to encourage the hiring, training and promotion of a diverse workforce.

The Committee reports to the Board at least annually on the effectiveness of the Diversity Policy.

At this time, Tahoe does not support the adoption of quotas or targets for achieving gender diversity. Directors, executives and senior management are recruited based upon their range of skills, experience and potential contributions to the direction and operation of the Company. The Company currently has one female Director and two female senior executives who are NEOs.

The Board is committed to fostering a diverse environment where individual differences are respected. Under the Company’s Code of Business Conduct, Tahoe does not tolerate any form of discrimination or harassment at work. One’s ability to contribute and access employment opportunities is based on performance, skill and merit. Inappropriate attitudes, behaviors and stereotypes will be addressed and eliminated. Further information can be found under the heading “Ethical Business Conduct” on page 40 of this Information Circular.

The Tahoe gender profile as at December 31, 2016 is set out in the following table:

TABLE 16 – GENDER PROFILE
	2016			2015
	Number	Number of Women	%	Number	Number of Women	%
Independent Directors	8	1	12.5%	7	1	14.3%
Executive Officers(1)	5	2	40.0%	5	1	20.0%
Vice Presidents (VP)(2)	9	0	0.0%	7	1	14.3%
Other(3)	16	11	68.8%	17	10	58.8%
Total	38	14	36.8%	36	13	36.1%
____________
(1)

Executive Officers include the Executive Chair, the President and CEO, the CFO, the VP Exploration and the VP Corporate Affairs, General Counsel and Corporate Secretary. The CEO and CFO were appointed on August 16, 2016.

(2)

VPs are those positions in charge of a principal business unit, division or function and include, VP Development, VP Investor Relations, VP Operations, VP Technical Services, VP Human Resources and VP Controller (2016 only).

(3)	Includes all corporate employees in Reno, Nevada excluding the categories already included in the table.

2017 Notice of Meeting and Management Information Circular	35

Selection Criteria

The Governance and Nominating Committee looks for Director candidates who have integrity and character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. Directors are expected to bring these personal qualities to their role with Tahoe and to apply sound business judgment to help the Board make wise decisions and to provide thoughtful and informed counsel to senior management. A description of criteria used by the Governance and Nominating Committee for Board succession planning is available under the heading “Corporate Governance and Nominating Committee” on page 33 and under the heading “Diversity” on page 35 of this Information Circular.

The Board maintains an inventory of qualifications, experience and expertise of current Board members and of the Board as a whole. The Board has determined that the qualifications of the Board currently meet the Company’s needs. Descriptions of the inventory categories maintained are as follows:

Accounting – Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; and an understanding of the key financial levers of the business. This experience assists the Board in understanding and overseeing financial statements and the overall financial strength of the company.

Business Head/Administration – Experience in these areas is important as directors with administration experience typically possess strong leadership qualities and the ability to identify and develop those qualities in others.

Legal/Corporate Governance – Experience in the legal profession, or essential knowledge of corporate governance best practices and legal issues facing directors and operations of publicly listed entities.

Environmental/Sustainability/Corporate Social Responsibility (CSR) – Experience in these areas strengthens the Board's oversight and assures that strategic business requirements and long-term value creation for Shareholders are achieved within a responsible, sustainable business model.

Financial Expertise/Literacy/Capital Allocation – Experience includes the fields of finance, investment and/or in mergers and acquisitions. This experience assists the Board in understanding and overseeing financial statements, financial reporting, internal controls, and capital structure.

Human Resources – Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation. This experience assists the Board in determining CEO compensation, performance management and development, which includes succession planning.

Information Technology – Experience is relevant to the Company as it looks for ways to improve internal operations and stay current with regard to cyber-security.

International Business – Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in regions where the Company has or is developing operations. This experience is important considering that the Company’s operations are located in Guatemala, Peru and Canada.

Mining, Metals and Minerals – Experience and knowledge of the mining industry, market, international regulatory environment and stakeholder management assists the Board in understanding the essential needs of the Company from an industry standpoint.

Operations and Exploration – Experience with a leading mining/resource company, and exploration and operations expertise (engineering, geology, and/or metallurgy), including a culture focused on safety, the environment, and operational excellence. This experience assists the Board and enables them to make recommendations to management to ensure Shareholder value.

Public Policy/Government Relations/Political Risk – Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally assists the Board by ensuring that relations throughout the jurisdictions in which it operates are maintained and is aware of potential political risks.

Risk and Compliance – Experience with risk and compliance is critical to the Board’s role in overseeing the risks facing the Company and ensuring that the Company is in compliance with all regulatory matters.

Strategy and Leadership – Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance assists the Board with long-term growth of the Company.

36	Tahoe Resources Inc.

The above inventory of backgrounds and experience is assessed as required to identify any gaps between the desired set of capabilities, competencies, skills and qualities that are required to undertake the overall strategy of Tahoe and those that are adequately represented on the Board. When a vacancy occurs or is pending, the Governance and Nominating Committee identifies a short list of potential candidates to pursue further, considering whether the candidates can devote sufficient time and resources to his or her duties as a Board member.

The Director Nominees included in this Information Circular have identified that they have the following areas of experience and expertise as they relate to the inventory categories above:

____________
(1)	Experience is practical knowledge, skill, or practice derived from direct observation of or participation in events or in a particular activity.
(2)	Expertise is special skill or knowledge in an area or topic that is acquired by training, study, or practice.

DIRECTOR ATTENDANCE

The Board meets on a quarterly and as-needed basis. Each committee of the Board meets at least twice per year or more frequently as deemed necessary by the applicable Committee Chair. The Company also expects each Director to attend the annual meeting of the Company’s Shareholders.

The following table provides details regarding Director meeting attendance at Board and committee meetings held during 2016, and relates to only those Directors who were Board members during 2016. The table only shows attendance for committee members, although all Directors are encouraged to participate and frequently attend meetings of committees of which they are not members.

TABLE 17 – DIRECTOR ATTENDANCE
Director(1)	Board (7 Meetings)		Audit Committee (4 meetings)		Compensation Committee (5 meetings)		Corporate Governance & Nominating Committee (4 meetings)		Health, Safety, Environment & Community Committee (5 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%
Ronald W. Clayton(1)	1 of 1	100
Tanya M. Jakusconek	7 of 7	100			5 of 5	100			5 of 5	100
Drago G. Kisic	7 of 7	100	4 of 4	100					5 of 5	100
C. Kevin McArthur	7 of 7	100
Alan C. Moon(2)	4 of 4	100	3 of 3	100					3 of 3	100
A. Dan Rovig	7 of 7	100					4 of 4	100
Paul B. Sweeney	7 of 7	100	4 of 4	100	5 of 5	100
James S. Voorhees	7 of 7	100					4 of 4	100	5 of 5	100
Kenneth F. Williamson	7 of 7	100	4 of 4	100	5 of 5	100
Klaus M. Zeitler	7 of 7	100			5 of 5	100	4 of 4	100
Overall Attendance Rate	100%		100%		100%		100%		100%
______________
(1)	Ronald W. Clayton was appointed as President and Chief Executive Officer on August 16, 2016 at which time he became a member of the Board.
(2)	Alan C. Moon became a Board member effective April 1, 2016 and was appointed to the committees on April 4, 2016 .

2017 Notice of Meeting and Management Information Circular	37

DIRECTORS’ AND OFFICERS’ INSURANCE

The Company maintains a Directors’ and Officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against Directors and Officers of the Company to an annual limit of $50,000,000. The annual cost of coverage between January 1, 2016 and December 31, 2016 was approximately $600,000. The Company also offers its Directors, Officers and designated Qualified Persons contractual indemnification against any liability that may be incurred by reason of being or having been a Director or Officer. The indemnification, in compliance with the Business Corporations Act (British Columbia), is intended to protect the indemnity from corporate litigation risks. The Company concluded that to attract and retain competent and experienced individuals to serve as Directors or Officers of the Company, it was reasonable and prudent to document the indemnities’ right to indemnification for serving the Company.

SHARE OWNERSHIP BY DIRECTORS

All Directors are required to hold significant equity interest in the Company to align their long-term interests with those of the Shareholders. Directors are required to own shares having a total acquisition cost or value not less than three times the annual Director retainer (for greater clarity, this amount excludes committee chair fees and annual share allotment). Directors are provided a period of two years following initial election to achieve this requirement. As at December 31, 2016, all Directors either owned sufficient shares in compliance with this Board governance provision or were still within the two year acquisition window under the policy. Further information can be found under the heading “Director Nominees” commencing on page 10.

Share Ownership by Directors as of March 9, 2017:

TABLE 18 – DIRECTOR SHARE OWNERSHIP
Director	Common Shares	Target Requirement(1)	Value of Common Shares(2)	Meets Requirement
Ronald W. Clayton	322,850	$ 1,300,000	$ $3,470,638	Yes
Tanya M. Jakusconek	45,000	$ 270,000	$ 411,525	Yes
Charles A. Jeannes	18,750	$ 270,000	$ 171,469	N/A(3)
Drago G. Kisic	21,762	$ 270,000	$ 221,511	N/A(4)
C. Kevin McArthur	3,464,225	$ 800,000	$ $37,240,419	Yes
Alan C. Moon	42,517	$ 270,000	$ 388,818	Yes
A. Dan Rovig	135,000	$ 270,000	$ 1,234,575	Yes
Paul B. Sweeney	235,000	$ 270,000	$ 2,149,075	Yes
James S. Voorhees	145,000	$ 270,000	$ 1,326,025	Yes
Kenneth F. Williamson	95,000	$ 270,000	$ 868,775	Yes
Klaus M. Zeitler	185,250	$ 270,000	$ 1,694,111	Yes
________________
(1)

Directors are required to own shares having a total acquisition cost or value not less than three times the annual Director retainer which is considered the "Target Requirement." Messrs. McArthur and Clayton do not receive annual retainers. Their target requirement is two times their annual base salary.

(2)

Value is determined by multiplying the number of common shares by the closing share price of CAD$10.75 on March 9, 2017. Value for Mr. Kisic’s shares is based on acquisition cost of 3,120 shares @ US$13.890367 and 7,500 shares @US$13.102256.Value does not include stock equivalents.

(3)	If elected by the Shareholders at the Meeting, Mr. Jeannes will have two years from May 3, 2017 to meet the minimum share requirement.
(4)

Value for Mr. Kisic’s shares is based on acquisition cost of 3,120 shares @ US$13.890367, 7,500 shares @ US$13.102256, plus the value of 11,142 shares @ US$7.1717 which were purchased on March 14, 2017. Value does not include stock equivalents.

POSITION DESCRIPTIONS

In 2015, given the new Executive Chair position, the Board identified the requirement for and elected an independent Lead Director.

The Board has approved written position descriptions for the Executive Chair and Lead Director (independent) of the Company. The Executive Chair provides leadership to the Board to ensure that the Company’s strategy is carried out by the executive team. The primary responsibility of this position is to lead the Company by providing a direction that includes the development and implementation of plans, policies, strategies and budgets for the growth and profitable operation of the Company. The prime responsibility of the Lead Director is to provide independent leadership to the Board to enhance Board effectiveness in its oversight and governance responsibilities. While the Board has not adopted position descriptions for the committee chairs, it has adopted Board Committee charters which are reviewed annually. Each of the Committee charters is available on the Company’s website at www.tahoeresources.com.

38	Tahoe Resources Inc.

AGE AND TERM LIMITS

The Company has not adopted a formal policy specifically addressing age and/or term limits. The Board currently does not consider it necessary to have a policy at this time, but may consider adopting a policy in the future. The Board believes that the Company currently has an adequate mixture of ages and terms on the Board as indicated in the charts below with the average Director age being 66 and the average term being 4 years.

CONTINUING EDUCATION

Members of the Board are encouraged to communicate with management of the Company, external legal counsel and auditors, and other external consultants to educate themselves about the Company’s business, the industry, and applicable legal and regulatory developments. Information relating to the organizations to which each Board member belongs can be found under the heading “Director Nominees” commencing on page 10.

All Board members have access to all governance documents through our online Board portal.

Members of the Board are also encouraged to take continuing education programs at Company expense in order to stay informed about current trends in corporate governance and to assist them in fulfilling their duty of stewardship of the Company. Members of the Board visit exploration and operating properties to gain knowledge of mining properties and management organizations.

The Company has implemented a formal continuing education program to ensure its Directors maintain the skills and knowledge necessary to meet their obligations as members of the Board. This continuing education program includes an orientation program for new Directors to educate them regarding his/her role on the Board.

During 2016, the Directors attended presentations and events as outlined in the following table:

TABLE 19 – 2016 DIRECTOR CONTINUING EDUCATION
Month	Topic	Host Organization	Board Attendee(s)
February	BMO Capital Markets Annual Global Metals and Mining Conference	BMO Capital Markets	Clayton, Jeannes, McArthur, Williamson
	Mercury Emissions from Nonpoint Sources at Nevada Gold Mines	Geological Society of Nevada	Rovig
March	Goldstrike: Rediscovering a Large Carlin Style Gold System in SW Utah	Geological Society of Nevada	Rovig
April	The Iceberg Discovery – A New Discovery	Geological Society of Nevada	Rovig
	Walker Lane Structure & Epithermal Gold at Round Mountain, Nevada	Geological Society of Nevada	Rovig
	Coeur Rochester Silver Mine – The First Hundred Years	Society of Mining, Metallurgy and Exploration – Northern Nevada Section	Rovig
May	Board Tour of Lake Shore Gold Mines	Tahoe Resources	All 2016 Directors
	Pluto Up Close: Inside Story “New Horizons Fly By”	Geological Society of Nevada	Rovig
	The Global Economy and Corporate Governance Implications	National Association of Corporate Directors	Voorhees
June	Mineral Ridge Mine, Esmeralda County, Nevada	Society of Mining, Metallurgy and Exploration – Northern Nevada Section	Rovig
	Bald Mountain Mine Tour , Nevada, US	Kinross Gold	Jakusconek
	Round Mountain Mine Tour, Nevada, US	Kinross Gold	Jakusconek
August	Presentation by Jeff Rabkin, Lantz Litchfield, and Chuck Drake: Cyber Security	Tahoe Resources	All 2016 Directors
	Pueblo Viejo Mine Tour	Barrick Gold	McArthur

2017 Notice of Meeting and Management Information Circular	39

Month	Topic	Host Organization	Board Attendee(s)
September	Didipio Gold/Copper Mine Tour (open pit) – Philippines	OceanaGold	Sweeney
	Bank of America Mining Conference	Bank of America	Williamson
	Denver Gold Forum, Colorado Springs, US	Denver Gold Group	Clayton, Jakusconek, McArthur
	Engineered Geothermal Systems – Habanero (Aust) & Forge Initiative (USA) Projects	Geological Society of Nevada	Rovig
October	Vancouver Mining Day Conference	Ernst & Young LLP	Sweeney
	Round Mountain Gold – Gold Hill Mines, Nye County, Nevada	Geological Society of Nevada	Rovig
	Radar Slope Monitoring Trends	Society of Mining, Metallurgy and Exploration – Northern Nevada Section	Rovig
November	Kittila Mine Tour, Finland	Agnico Eagle	Jakusconek
	Managing Emerging Risks from Climate Change to Cyber Threats, Toronto	Rotman Executive Programs	Jakusconek
	Twin Creeks Mine Update	Geological Society of Nevada	Rovig
	Novel Material for Novel Electrowinning	Society of Mining, Metallurgy and Exploration – Northern Nevada Section	Rovig
December	Leadership Character in Corporate Governance, Toronto	Institute of Corporate Directors	Jakusconek
	Scotiabank Mining Conference	Scotiabank	Clayton, Jeannes
	Remember When”? Mount St. Helens and Birth of a Modern Volcano	Geological Society of Nevada	Rovig

ETHICAL BUSINESS CONDUCT

The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s Directors, Officers and employees. The Board Governance Charter mandates Directors, Officers and employees to act ethically at all times and to acknowledge their adherence to the policies in the Code. In accordance with the provisions of the Code and applicable corporate law, any Director or Officer who holds a material interest in a proposed transaction or agreement involving the Company must disclose that interest to the Board and abstain from influencing or voting on approval of such transactions as appropriate.

The Board monitors compliance with the Code by receiving reports from management as to any actual or alleged violations. In addition, each Board member, Tahoe executive and key manager is annually required to read and acknowledge acceptance of the Code in writing as a condition of employment or Board service. Key management took training courses relating to the Code, Insider Trading, Human Rights, Corporate Social Responsibility, Whistleblower Rules and Foreign Corrupt Practices/Corruption of Foreign Officials Acts in 2013, 2014 and 2015, the results of which were reported to the Board. All incoming Tahoe employees and new key management are required to take these courses. The Code and Company governance policies are available on the Company’s website at www.tahoeresources.com.

WHISTLEBLOWER POLICY

The Company adopted a written Whistleblower Policy (the “Policy”) for the Company’s Directors, Officers, and employees. The Policy governs the reporting and investigation of allegations of suspected improper activities with respect to accounting, internal accounting controls or auditing matters, violations of law and general violations of the Code. It is the responsibility of all Directors, Officers and employees to report violations of suspected violations in accordance with the Policy, which is administered by the Audit Committee. The Policy is available on the Company’s website at www.tahoeresources.com.

40	Tahoe Resources Inc.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

AMENDED AND RESTATED SHARE OPTION AND INCENTIVE SHARE PLAN

The Share Option and Incentive Share Plan was originally adopted on April 20, 2010 and subsequently amended and restated effective on March 7, 2013, after receipt of Shareholder approval at the 2013 Annual General Meeting. The purpose of granting share purchase options (“Options”) and share awards (consisting of Deferred Share Awards and Restricted Share Awards, together referred to as “Awards”) under the Plan is to attract, retain and motivate employees, to compensate them for their loyalty and contribution to the Company’s long-term growth and development, and to encourage them to acquire and retain a proprietary interest in the success of the Company.

As of April 20, 2010, a total of 10,602,600 Common Shares was reserved for issuance under the Plan, representing approximately 4.7% of the issued and outstanding Common Shares as of that date. Of those 10,602,600 Common Shares, 7,500,000 were reserved for issuance under Options and 3,102,600 Common Shares were reserved for issuance under Awards. An additional 3,374,449 Common Shares, representing approximately 1.5% of the Company’s currently issued and outstanding Common Shares are issuable pursuant to the exercise of Options which were assumed by the Company in connection with its acquisition of Rio Alto in April 2015. An additional 1,621,876 Common Shares representing 0.5% of the Company’s currently issued and outstanding Common Shares are issuable pursuant to the exercise of Options which were assumed by the Company in connection with its acquisition of Lake Shore Gold in April 2016.

As of March 9, 2017, there are 2,793,898 Options outstanding and 463,000 Deferred Share Awards outstanding (together, representing approximately 1.1% of the issued and outstanding shares). As of March 9, 2017, 2,888,000 Common Shares have been issued pursuant to the exercise of Options, 1,962,000 Common Shares have been issued in respect of Deferred Share Awards, and 316,250 Common Shares have been issued in respect of Restricted Share Awards (together, representing approximately 1.7% of the currently issued and outstanding Common Shares). As of March 9, 2017, 2,051,000 Common Shares are available for grant pursuant to future Options and 361,350 Common Shares are available for grant pursuant to future Awards (representing approximately 0.7% and 0.1%, respectively, of the currently issued and outstanding Common Shares). As of April 5, 2015, an additional 3,374,449 Options were outstanding in connection with the acquisition of Rio Alto Mining Limited and an additional 1,624,956 options are outstanding in connection with the acquisition of Lake Shore Gold Corp. on April 4, 2016.

The material terms of the Plan are as follows:

>	The Plan will be administered by the Compensation Committee.

>

Options may be granted to employees, Officers and Directors of the Company or of any of its subsidiaries and to individuals who we engage to provide us, or any subsidiary, ongoing consulting, technical, management or other services under a written contract for an initial, renewable or extended period of 12 months or more.

>	Awards may be granted to Directors, Officers, employees and consultants.

>

The exercise price under Options will be the closing price of the Shares on the exchange on which the Shares are listed for trading on the day before the grant, unless the grant occurs during a blackout, in which case the exercise price will be the closing price on the day the blackout is lifted.

>

The terms of Options may not exceed five years and Options will be subject to vesting terms as determined by the Compensation Committee. However, the Plan provides that if the expiry date for an Option occurs during a blackout period, or within five business days thereafter, the expiry date for such Option will be extended to the tenth business day after the expiry date of the blackout period.

>

Awards can be either (i) Deferred Share Awards (that is, Shares, subject to an Award, that have not yet been but will be issued and delivered to the recipient upon the passage of time, continued employment by the Company or upon such other terms and conditions as the Compensation Committee may determine), or (ii) Restricted Share Awards (that is, Shares, subject to an Award, that are issued but which will only be delivered to the recipient upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee may determine).

>	The maximum number of Shares that may be issued under the Plan and all of the Company’s security based compensation arrangements to

o	all participants may not exceed 10% of the outstanding Common Shares at any time,

o	insiders, as a group, within any one-year period may not exceed 10% of the outstanding Shares at the time of the determination,

2017 Notice of Meeting and Management Information Circular	41

o	any one insider and his or her associates within a one-year period may not exceed 5% of the outstanding Shares at the time of the determination,

o	non-employee Directors, as a group, may not exceed 5% of the outstanding Shares at the time of the determination.

>	Options may not be exercised after an optionee’s term of service to the Company has been terminated, except as follows

o	in the case of death or retirement, up to one year from the date of death or retirement or the expiry date of the Option, whichever occurs first,

o	in the case of disability, Options will be exercisable as if the recipient were still providing services to the Company,

o	in the case of voluntary termination of services or termination without cause, up to 30 days from the date of termination or the expiry date of the Option, whichever occurs first,

o	in case of termination for cause, all rights to acquire Shares will terminate immediately unless otherwise determined by the Board, and

o

in the event of a change of control of the Company or a take-over bid being made for Shares, the Compensation Committee may in its discretion provide in the case of a particular optionee that the Options held by that optionee may be exercised in full or in part at any time before vesting of those Options.

>	Awards that have not yet vested will expire once participant’s term of service to the Company has been terminated, except as follows

o	in the case of death, retirement, disability, or in the event of a change of control of the Company, Awards will immediately vest upon the effective date such employment or office is terminated, and

o

other than in the case of death, retirement, disability or change of control of the Company, the Compensation Committee may, with the participant’s consent, accelerate vesting of the participant’s Awards so that such Awards become payable, subject to compliance with all applicable tax and securities laws.

>	Options and Awards are non-assignable.

>

Options may not be re-priced without Shareholder and applicable regulatory approval. For this purpose, Shareholder approval is to be by a majority vote at an annual or special meeting of Shareholders; provided that insiders who hold Options that are subject to the proposed re-pricing may not vote on the proposal.

>	The Board may not, without Shareholder approval, amend the Plan or an Option or Award to

o	increase the number of Shares reserved for issuance under the Plan,

o	make any amendment that would reduce the exercise price of an Option (including a cancellation and reissue of an Option at a reduced exercise price),

o

extend the term of any Option beyond five years, except in the case where an Option will expire during a blackout period, in which case the term of the option may be extended to a date which is the 10th business day after the expiry date of the blackout period,

o	permit assignments, or exercises other than by the optionee, except for an amendment that would permit the assignment of an Option for estate planning or estate settlement purposes,

o	amend the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from a change in the corporate status of the Company,

o	amend or delete any of the terms of the Plan that limit the number of Shares that may be subject to a recipient’s Options or Awards,

o	amend or delete the amending provisions of the Plan, and

o	amend or delete the eligibility provisions of the Plan.

>	The Board may amend the Plan, an Option or an Award without Shareholder approval to

o	make any amendment to the terms and conditions of the Plan necessary to ensure the Plan complies with applicable regulatory requirements,

o	make adjustments to outstanding Options in the event of a change in the corporate status of the Company,

42	Tahoe Resources Inc.

o	change the vesting or termination provisions of (i) an Option such that it does not extend the term of an Option beyond five years; (ii) an Award or (iii) the Plan,

o	amend provisions of the Plan pertaining to administration of the Plan and eligibility for participation under the Plan,

o	amend provisions of the Plan pertaining to the terms and conditions on which Options or Awards may be granted pursuant to the Plan, or

o	make any amendments to the Plan that are of a “housekeeping nature”.

Effective March 9, 2017, the Board approved certain non-material amendments to the Plan. The amendments, which did not require Shareholder approval, included, among other things, changing the exercise price provisions, changes to facilitate the use of electronic platforms for interacting with Plan participants, and changes to reflect the use of the Direct Registration System (DRS) for the issuance of Common Shares, requiring at least five years of service before a participant can avail themselves of the retirement provisions of the Plan.

Equity Compensation Plan Information at December 31, 2016

TABLE 20 – EQUITY COMPENSATION PLAN INFORMATION
Share Option and Incentive Share Plan		Number of securities to be issued under equity compensation plans	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Options	2016	1,547,659	C$14.49	1,998,000
Awards	2016	285,667	Nil	361,350

2017 Notice of Meeting and Management Information Circular	43

GENERAL INFORMATION

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No Director or Officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, the appointment of the auditor, and Officers of the Company, resolutions regarding the approval of the amended and restated share option and incentive share plan (as such persons are eligible to participate in such plan), and as otherwise set out herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Director, nominee for election as a Director, Officer, employee or former Director, Officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) or nominee for election as a Director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the Directors or Executive Officers of the Company or a subsidiary.

SHAREHOLDER RIGHTS PLAN

The Amended and Restated Shareholder Rights Plan Agreement Dated as of May 8, 2014 is scheduled to expire at the close of business on the day immediately following the Meeting. The Company will not be seeking renewal of this plan.

APPROVAL OF INFORMATION CIRCULAR

The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

/s/ C. Kevin McArthur	/s/ Ronald W. Clayton
Executive Chair	President and Chief Executive Officer
March 9, 2017	March 9, 2017

44	Tahoe Resources Inc.